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EXHIBIT 99.1

BARRICK GOLD CORPORATION

Notice of Annual Meeting of Shareholders

April 29, 2009

Management Proxy Circular

Table of Contents

Invitation to Shareholders

Notice of Annual Meeting of Shareholders of Barrick Gold Corporation

MANAGEMENT PROXY CIRCULAR	1
General Information	1
Voting Information	2
• Voting Matters	2
• Who Can Vote	2
• Voting Your Barrick Common Shares	2
• Voting by Proxy	2
• Additional Matters Presented at the Annual Meeting	4
• Voting Shares and Principal Holders	4
• BGI Exchangeable Shares	4
Election of Directors	5
Statement of Corporate Governance Practices	12
• Constitution of the Board of Directors	12
• Functioning of the Board of Directors	14
• Committees of the Board	15
• Corporate Governance Guidelines	18
• Code of Business Conduct and Ethics	18
• Shareholder Communications	19
• International Advisory Board	19
Executive Compensation	19
• Composition and Role of the Compensation Committee	19
• Compensation Discussion and Analysis	20
• Performance Graphs	36
• Compensation of Named Executive Officers	38
• Executive Retirement Plan Benefits	43
• Potential Payments Upon a Change-in-Control or Termination	44
Compensation of Directors	51
Equity Compensation Plan Information	57
Indebtedness of Directors and Officers	59
Directors' and Officers' Insurance and Indemnification	60
Appointment of Auditors	60
Availability of Disclosure Documents	61
Directors' Approval	62
Schedule A — Mandate of the Board of Directors	A-1
Schedule B — Shareholder Proposal	B-1

March 17, 2009

Dear Shareholders:

On behalf of the Board of Directors, I would like to invite you to attend Barrick's Annual Meeting of Shareholders to be held on Wednesday, April 29, 2009 at 10:00 a.m. (Eastern Daylight Time) at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario.

At the meeting, we will report to you on the Company's performance in 2008 and our plans for the future. You will also be able to meet and ask questions of the Board of Directors and senior management.

The enclosed Management Proxy Circular describes the business to be conducted at the meeting. It is important that you exercise your vote, either in person at the meeting or by completing and returning your proxy form.

If you are unable to attend the meeting in person, you may listen to a live web cast of the meeting, which will be available at www.barrick.com, starting at 10:00 a.m. (Eastern Time). The recorded version of the meeting will be available at www.barrick.com until the next Annual Meeting of Shareholders.

We hope that we will have the opportunity to welcome you to this year's Annual Meeting.

Sincerely,

PETER MUNK
CHAIRMAN

BARRICK GOLD CORPORATION
Brookfield Place, TD Canada Trust Tower
Suite 3700, 161 Bay Street, P.O. Box 212
Toronto, Ontario, Canada M5J 2S1

Notice of Annual Meeting of Shareholders

         NOTICE is hereby given that the Annual Meeting of the Shareholders (the "Meeting") of Barrick Gold Corporation (the "Company" or "Barrick") will be held at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario on Wednesday, April 29, 2009 at 10:00 a.m. (Toronto time) in order to:

  1.
  receive the consolidated financial statements of the Company for the year ended December 31, 2008 and the auditors' report thereon;

  2.
  elect directors;

  3.
  appoint auditors and authorize the directors to fix their remuneration;

  4.
  consider the shareholder proposal set out in Schedule B to the accompanying Management Proxy Circular; and

  5.
  transact such other business as may properly be brought before the Meeting and any postponement or adjournment thereof.

        Barrick's Board of Directors has fixed the close of business on March 4, 2009 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment of the Meeting. Barrick has prepared a list, as of the close of business on the record date, of the holders of Barrick common shares. A holder of record of Barrick common shares whose name appears on such list is entitled to vote the shares shown opposite such holder's name on such list at the Meeting.

        DATED at Toronto, Ontario, this 17th day of March, 2009.

                          By Order of the Board of Directors,

                          Sybil E. Veenman
                          Senior Vice-President, Assistant General Counsel and Secretary

        Shareholders are cordially invited to attend the Meeting. Shareholders are urged to complete and return the enclosed proxy or voting instruction form promptly. To be effective, Barrick proxies must be received at the Toronto office of CIBC Mellon Trust Company, the Company's registrar and transfer agent, by 5:00 p.m. (Toronto time) on April 28, 2009 or the last business day prior to any adjourned or postponed Meeting. Shareholders whose shares are held by a nominee may receive either a voting instruction form or form of proxy and should follow the instructions provided by the nominee.

        Shareholders may direct questions and requests for assistance to Barrick's information agent for the Meeting, Kingsdale Shareholder Services Inc., at The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, M5X 1E2; telephone: 1-866-581-1489 (within Canada and the United States) or 416-867-2272; facsimile: 1-866-545-5580 (within Canada and the United States) or 416-867-2271; email: contactus@kingsdaleshareholder.com.

        Proxies will be counted and tabulated by CIBC Mellon Trust Company, the Company's registrar and transfer agent, in such a manner as to protect the confidentiality of how a particular shareholder votes except where they contain comments clearly intended for management, in the case of a proxy contest, or where it is necessary to determine the proxy's validity or to permit management and the Board of Directors to discharge their legal obligations to the Company or its shareholders.

BARRICK GOLD CORPORATION
Brookfield Place, TD Canada Trust Tower
Suite 3700, 161 Bay Street, P.O. Box 212
Toronto, Ontario, Canada M5J 2S1

MANAGEMENT PROXY CIRCULAR

        This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of Barrick Gold Corporation (the "Company" or "Barrick") for use at the Annual Meeting of Shareholders (or any postponement or adjournment thereof) of Barrick (the "Meeting") to be held at 10:00 a.m. (Toronto time) on Wednesday, April 29, 2009 at the Metro Convention Centre, 255 Front Street West, Toronto, Ontario for the purposes set forth in the accompanying Notice of Meeting.

GENERAL INFORMATION

        The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally by telephone by regular employees of the Company for which no additional compensation will be paid. In addition, Barrick has retained Kingsdale Shareholder Services Inc. to assist in the solicitation of proxies by mail and telephone in the United States and Canada for estimated fees of Cdn$46,000. The cost of preparing, assembling and mailing this Circular, the Notice of Meeting, the proxy form, the voting instruction form and any other material relating to the Meeting and the cost of soliciting proxies has been or will be borne by Barrick. The Company will reimburse brokers and other entities for costs incurred by them in mailing soliciting materials to the beneficial owners of common shares of Barrick ("Barrick Common Shares"). It is anticipated that copies of this Circular, the Notice of Meeting, and accompanying proxy form or voting instruction form will be distributed to shareholders on or about March 24, 2009.

        This Circular provides the information that you need to vote at the Meeting.

  •
  If you are a registered holder of Barrick Common Shares, we have enclosed a proxy form that you can use to vote at the Meeting.

  •
  If your Barrick Common Shares are held by a nominee, you may receive either a form of proxy or voting instruction form and should follow the instructions provided by the nominee.

        Unless otherwise indicated, the information in this Circular is given as at March 1, 2009.

        Unless otherwise indicated, all dollar references in this Circular are to United States dollars and all references to financial results are based on our financial statements prepared in accordance with U.S. GAAP. Unless otherwise indicated, all references to "US$" or "$" are to U.S. dollars and all references to "Cdn$" are to Canadian dollars. The annual average exchange rate for 2008 reported by the Bank of Canada was US$1.00 = Cdn$1.0660.

        These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and Barrick or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, Barrick (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

VOTING INFORMATION

Voting Matters

        At the Meeting, shareholders are voting on the:

  •
  election of directors;

  •
  appointment of auditors and authorization of the Board of Directors to fix their remuneration; and

  •
  the shareholder proposal set out in Schedule B.

Who Can Vote

        The record date for the Meeting is Wednesday, March 4, 2009. Barrick has prepared a list, as of the close of business on the record date, of the holders of Barrick Common Shares. A holder of Barrick Common Shares whose name appears on such list is entitled to vote the shares shown opposite such holder's name on such list at the Meeting. Each Barrick Common Share is entitled to one vote on those items of business identified in the Notice of Meeting.

Voting Your Barrick Common Shares

  Registered Shareholders

        If you were a registered shareholder on the record date, you may vote in person at the Meeting or give another person authority to represent you and vote your shares at the Meeting, as described under "— Voting by Proxy".

  Non-registered Shareholders

        Your Barrick Common Shares may not be registered in your name but in the name of a nominee, which is usually a trust company, securities broker or other financial institution. If your shares are registered in the name of a nominee, you are a non-registered shareholder. Your nominee is entitled to vote the shares held by it on the record date. Your nominee is required to seek your instructions as to how to vote your shares. You may vote your Barrick Common Shares through your nominee or in person.

        To vote your Barrick Common Shares through your nominee, you should follow the instructions of your nominee with respect to the procedures to be followed for voting. Generally, nominees will provide non-registered shareholders with either: (a) a voting instruction form for completion and execution by you, or (b) a proxy form, executed by the nominee and restricted to the number of shares owned by you, but otherwise uncompleted. These procedures are to permit non-registered shareholders to direct the voting of the Barrick Common Shares that they beneficially own.

        If you are a non-registered shareholder, to vote your shares in person at the Meeting, you should take the following steps:

  (1)
  appoint yourself as the proxyholder by writing your own name in the space provided on the voting instruction form or form of proxy, and

  (2)
  follow the nominee's instructions for return of the executed form or other method of response.

        Do not otherwise complete the form as your vote, or your designate's vote, will be taken at the Meeting.

Voting by Proxy

        If you will not be at the Meeting or do not wish to vote in person, you may still vote by using the enclosed proxy form. A proxy must be in writing and must be executed by you or by your attorney authorized in writing, unless you have chosen to complete your proxy by telephone or the Internet, as described on the enclosed proxy form.

  Your Proxy Vote

        On the proxy form, you can indicate how you want to vote your Barrick Common Shares, or you can let your proxyholder decide for you.

        All Barrick Common Shares represented by properly completed proxies received at the Toronto office of CIBC Mellon Trust Company by 5:00 p.m. (Toronto time) on Tuesday, April 28, 2009 or the last business day before any adjourned or postponed Meeting will be voted or withheld from voting, in accordance with your instructions as specified in the proxy, on any ballot votes that take place at the Meeting.

        Proxies should be delivered to CIBC Mellon Trust Company, by mail c/o Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; by personal delivery at 320 Bay Street, Toronto, Ontario M5H 4A6; or by facsimile at (416) 368-2502 or 1-866-781-3111 (within Canada and the United States).

        If you give directions on how to vote your shares, your proxyholder must vote your shares according to your instructions. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If neither you nor your proxyholder gives specific instructions, your Barrick Common Shares will be voted as follows:

  •
  FOR the election of the 15 nominees as directors;

  •
  FOR the appointment of PricewaterhouseCoopers LLP as independent auditors for 2009 and the authorization of the Board of Directors to fix their remuneration; and

  •
  AGAINST the shareholder proposal set out in Schedule B.

  Appointing a Proxyholder

        A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your shares. You may choose anyone to be your proxyholder, including someone who is not a shareholder of Barrick. Simply fill in the name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the persons designated in the form, who are officers of Barrick, are appointed to act as your proxyholder.

        Your proxy authorizes the proxyholder to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting.

  Revoking Your Proxy

        If you give a proxy, you may revoke it at any time before it is used by doing any one of the following:

  •
  You may send another proxy form with a later date to the Toronto office of CIBC Mellon Trust Company, but it must reach CIBC Mellon Trust Company by 5:00 p.m. (Toronto time) on Tuesday, April 28, 2009 or the last business day before any adjourned or postponed Meeting.

  •
  You may deliver a signed written statement, stating that you want to revoke your proxy, to the Secretary of the Company no later than 5:00 p.m. (Toronto time) on Tuesday, April 28, 2009, or the last business day before any adjourned or postponed Meeting, at Brookfield Place, TD Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, M5J 2S1 or by facsimile at (416) 861-8243.

  •
  You may attend the Meeting and notify the Chairman of the Meeting prior to the commencement of the Meeting that you have revoked your proxy.

  •
  You may revoke your proxy in any other manner permitted by law.

Additional Matters Presented at the Annual Meeting

        The enclosed proxy form or voting instruction form confers discretionary authority upon the persons named as proxies therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

        If you sign and return the proxy form for Barrick Common Shares and any matter is presented at the Meeting in addition to, or as an amendment or variation to, the matters described in the Notice of Meeting, the Barrick officers named as proxies will vote in their best judgment. When this Circular went to press, management of Barrick was not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting or any amendments or variations to the matters described in such notice.

Voting Shares and Principal Holders

        The Barrick Common Shares are the only shares which entitle shareholders to vote at the Meeting.

        As at Wednesday, March 4, 2009, 873,102,620 Barrick Common Shares were issued and outstanding. The holders of Barrick Common Shares are entitled to one vote per share.

        The presence of at least two people holding or representing by proxy at least 25% of the total number of votes attached to the issued shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

        To the knowledge of the directors and officers of Barrick, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company, except Capital Group International, Inc., which through its affiliates beneficially owns 121,697,650 Barrick Common Shares, or 13.9% of the issued and outstanding Barrick Common Shares as of March 4, 2009. To the knowledge of the directors and senior officers of Barrick, which is based on (i) the Schedule 13G filed by Capital World Investors, as a separately reporting investment management division of Capital Research & Management Co., with the U.S. Securities and Exchange Commission (SEC) on February 13, 2009, and (ii) the Schedule 13G filed by Capital Group International, Inc. with the SEC on February 12, 2009, Capital World Investors beneficially owns 68,486,700 Barrick Common Shares and Capital Group International, Inc., through its various investment management companies, beneficially owns 53,210,950 Barrick Common Shares as of March 4, 2009.

BGI Exchangeable Shares

        Barrick exercised its right to purchase all of the Barrick Gold Inc. (formerly, Homestake Canada Inc.) shares ("BGI Exchangeable Shares") outstanding (excluding those owned by Barrick and its subsidiaries) on February 27, 2009 for per share consideration of 0.53 of a Barrick Common Share (with cash in lieu of any fractional share). If you are a former holder of BGI Exchangeable Shares who has not yet surrendered the certificate(s) representing your BGI Exchangeable Shares in return for a certificate representing the Barrick Common Shares to which you are entitled (and cash in lieu of any fractional share), please contact Computershare Trust Company of Canada at 1-800-564-6253 or by e-mail at corporateactions@computershare.com.

ELECTION OF DIRECTORS

        It is proposed that the 15 people listed below be nominated for election as directors of Barrick to hold office until the next annual meeting or until their successors are elected or appointed. All of the proposed nominees are currently directors of Barrick and have been directors since the dates indicated. The Articles of the Company provide for a minimum of five and a maximum of 20 directors.

        Under the Company's Corporate Governance Guidelines, any nominee proposed for election as a director in an uncontested election who receives, from the shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of their election, must promptly tender their resignation to the Chairman of the Board, to take effect on acceptance by the Board. The Corporate Governance and Nominating Committee will expeditiously consider the director's offer to resign and make a recommendation to the Board whether to accept it. The Board will have 90 days to make a final decision and announce it by way of press release. The director will not participate in any Committee or Board deliberations on the resignation offer.

        Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of Barrick will be voted for the election of the proposed nominees. If any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

Nominees for Election as Directors

        The following table sets forth for each nominee for election as director as of March 1, 2009: age; place of residence; present principal occupation and principal occupations held in the last five years if different; a brief description of the nominee's principal directorships, memberships and education; the number of Barrick Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised;(1) the number of Deferred Share Units (DSUs) credited to the nominee; the number of Restricted Share Units (RSUs) credited to the nominee; the number of outstanding options held by the nominee under Barrick's stock option plans (there have been no stock option grants to non-management directors since May 2003); whether the nominee meets Barrick's share ownership guidelines for directors; the date the nominee became a director of Barrick; current membership on Committees of the Board of Directors; record of attendance at meetings of the Board of Directors and its Committees during the 12 months ended December 31, 2008; and whether or not the Board of Directors has determined each nominee to be independent. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated, with the exception of Mr. Gregory Wilkins, the Executive Vice-Chairman and former Chief Executive Officer, who is party to an agreement with the Corporation, effective as of June 30, 2008 (see "Executive Compensation — Compensation Discussion and Analysis — Transition Agreement with Mr. Wilkins").

Howard L. Beck, 75 Toronto, Ontario, Canada Shares: 139,144 DSUs: 19,329 Options: 100,000

Mr. Beck is a corporate director. Mr. Beck is also a director of Citibank Canada and Cineplex Entertainment Corporation and Chairman of the Board of Trustees of Cineplex Galaxy Income Fund. Mr. Beck holds an undergraduate degree and law degree from the University of British Columbia and a master's degree in law from Columbia University. He was called to the bar of British Columbia and Ontario. He was appointed Queen's Counsel in 1971.

 Barrick Board Details:
      •  Director since 1984
      •  Meetings attended: Board — 6 of 6 regular, 9 of 9 special; Finance Committee — 2 of 2(2)
      •  Meets share ownership guidelines
• Independent

C. William D. Birchall, 66 Toronto, Ontario, Canada Shares: 150,000 DSUs: 3,881 Options: 200,000

Mr. Birchall was appointed as the Vice Chairman of Barrick in July 2005. From 2004 to March 2007, Mr. Birchall was the Chief Executive Officer of ABX Financeco Inc., a Barrick subsidiary. Mr. Birchall is also a director of Rogers Communications Inc. Mr. Birchall graduated from Merchant Taylor's School. He is a Fellow of the United Kingdom Institute of Chartered Accountants.

 Barrick Board Details:
      •  Director since 1984
      •  Meetings attended: Board — 6 of 6 regular, 9 of 9 special; Finance Committee (Chair) — 5 of 5; Environmental, Health and Safety Committee — 4 of 4
      •  Meets share ownership guidelines
• Non-Independent (Vice Chairman of Barrick)

Donald J. Carty, 62 Dallas, Texas, USA Shares: 10,000 DSUs: 11,406 Options: Nil

Mr. Carty is the Chairman of Porter Airlines Inc. and Virgin America Airlines, commercial airline companies. He served as Vice Chairman and Chief Financial Officer of Dell, Inc., a computer manufacturer, from early 2007 until mid 2008. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airline, a commercial airline company. He is also a director of Hawaiian Holdings, Inc., Gluskin Sheff & Associates, Inc. and Dell,  Inc. He holds an undergraduate degree and an honorary doctor of laws from Queen's University and a master's degree in business administration from Harvard University. Mr. Carty is an Officer of the Order of Canada.

 Barrick Board Details:
      •  Director since 2006
      •  Meetings attended: Board — 5 of 6 regular, 9 of 9 special; Audit Committee — 7 of 7(3)
      •  Meets share ownership guidelines
• Independent

Gustavo Cisneros, 63 Caracas, Venezuela Shares: Nil DSUs: 18,985 Options: 100,000

Mr. Cisneros is the Chairman and Chief Executive Officer of the Cisneros Group of Companies, a privately held media, entertainment, technology and consumer products organization. Mr. Cisneros is a member of Barrick's International Advisory Board. He is a member of the advisory board of a number of organizations and universities, including the Council on Foreign Relations, The Americas Society, Columbia University and Harvard University. Mr. Cisneros holds an undergraduate degree from Babson College.

 Barrick Board Details:
      •  Director since 2003
      •  Meetings attended: Board — 4 of 6 regular, 8 of 9 special
      •  Meets share ownership guidelines
• Independent

Marshall A. Cohen,(4) 73 Toronto, Ontario, Canada Shares:4,000 DSUs:19,329 Options:100,000

Mr. Cohen is Counsel of the law firm Cassels, Brock & Blackwell LLP. He is also a director of TriMas Corporation and TD Ameritrade. Mr. Cohen holds an undergraduate degree from the University of Toronto, a law degree from Osgoode Hall Law School and a master's degree in law from York University. Mr. Cohen is Chairman of the Board of Governors of York University and an honourary director or governor of a number of non-profit organizations, including the C.D. Howe Institute and Mount Sinai Hospital. Mr. Cohen is an Officer of the Order of Canada.

 Barrick Board Details:
      •  Director since 1988
      •  Meetings attended: Board — 6 of 6 regular, 9 of 9 special; Corporate Governance and
          Nominating Committee (Chair) — 1 of 1; Compensation Committee — 6 of 6
      •  Meets share ownership guidelines
• Independent

Peter A. Crossgrove, 72 Toronto, Ontario, Canada Shares:15,000 DSUs:10,598 Options:50,000

Mr. Crossgrove is a corporate director. Prior to May 2005, Mr. Crossgrove was the Chairman of Masonite International Corporation, a door manufacturing company. He is also the Chairman of the Board of Excellon Resources Inc., a mineral resource company, and a director of QLT Inc., Dundee REIT, West Timmins Mining Inc. and Pelangio Mines Inc. Mr. Crossgrove is also a director of the Canadian Partnership Against Cancer. He holds an undergraduate degree from McGill University and Concordia University and a master's degree in business administration from the University of Western Ontario. Mr. Crossgrove is a recipient of the Queen's Jubilee Medal and a Member of the Order of Canada.

 Barrick Board Details:
      •  Director since 1993
      •  Meetings attended: Board — 6 of 6 regular, 9 of 9 special; Environmental, Health and
          Safety Committee (Chair) — 4 of 4; Audit Committee — 7 of 7;
      •  Meets share ownership guidelines
• Independent

Robert M. Franklin, 62 Toronto, Ontario, Canada Shares:35,958(5) DSUs:6,161 Options:Nil

Mr. Franklin is President of Signalta Capital Corporation, an investment company. From August 21, 2006 to March 30, 2007, he was Chairman of the Board of Photowatt Technologies, a developer of solar power technologies, and from 1993 to January 2006, he was the Chairman of the Board of Placer Dome Inc. Mr. Franklin is also a director of Canadian Tire Corporation, Toromont Industries Ltd., First Uranium Corp. and Resolve Business Outsourcing Income Fund, and he is a trustee of Stratos Global Corporation. He holds an undergraduate degree from Hillsdale College.

 Barrick Board Details:
      •  Director since 2006
      •  Meetings attended: Board — 6 of 6 regular, 8 of 9 special; Environmental, Health and Safety
      •  Committee — 2 of 2; Corporate Governance and Nominating Committee — 1 of 1;
          Audit Committee — 2 of 4(6)
      •  Meets share ownership guidelines
• Independent

Peter C. Godsoe, 70 Toronto, Ontario, Canada Shares:1,500 DSUs:14,903 Options:Nil

Mr. Godsoe is a corporate director. Prior to March 2004, he was the Chairman of the Bank of Nova Scotia, a financial services company, and prior to December 2003, the Chairman and Chief Executive Officer of the Bank of Nova Scotia. Mr. Godsoe is also a director of Ingersoll-Rand Company, Lonmin PLC, Onex Corporation and Rogers Communications Inc. In addition, he is a director of a number of non-profit organizations, including the Canadian Council of Christians and Jews, Mount Sinai Hospital, Perimeter Institute for Theoretical Physics and Atlantic Institute for Market Studies. Mr. Godsoe holds an undergraduate degree from the University of Toronto and a master's degree in business administration from Harvard University. He is a chartered accountant and a Fellow of the Institute of Chartered Accountants in Ontario. Mr. Godsoe is a member of the Canadian Business Hall of Fame and an Officer of the Order of Canada.

 Barrick Board Details:
      •  Director since 2004
      •  Meetings attended: Board — 6 of 6 regular, 8 of 9 special; Compensation Committee
          (Chair) — 6 of 6; Corporate Governance and Nominating Committee — 1 of 1
      •  Meets share ownership guidelines
• Independent

J. Brett Harvey, 58 Venetia, Pennsylvania, USA Shares:5,500 DSUs:6,414 Options:Nil

Mr. Harvey is President, Chief Executive Officer and a director of CONSOL Energy Inc., a coal, gas and energy services company. He is also a director of CNX Gas Corporation and Allegheny Technologies Inc. Mr. Harvey is a member of the National Executive Board of the Boy Scouts of America and serves on the board of directors or advisory council of a number of energy industry associations, including the International Energy Agency, American Coalition for Clean Coal Electricity, National Coal Council, Virginia Coalfield Economic Development Authority and the Bituminous Coal Operators' Association. Mr. Harvey holds an undergraduate degree from the University of Utah.

 Barrick Board Details:
      •  Director since 2005
      •  Meetings attended: Board: — 6 of 6 regular, 9 of 9 special; Compensation Committee — 6 of 6; Environmental, Health and Safety Committee — 4 of 4
      •  Meets share ownership guidelines
• Independent

The Right Honourable Brian Mulroney, 69(7) Montreal, Quebec, Canada Shares: 9,900 DSUs: Nil Options: 125,000

Mr. Mulroney is the Chairman of Barrick's International Advisory Board and a Senior Partner of the law firm Ogilvy Renault. Mr. Mulroney was the Prime Minister of Canada from 1984 to 1993. He is a director of Archer Daniels Midland Company, The Blackstone Group L.P., Quebecor Inc., Quebecor World Inc. and Wyndham Worldwide Corporation. Mr. Mulroney is a member of the international advisory council of a number of companies, including Independent News and Media,  PLC and a member of the advisory group of Lion Capital LLP. He holds an undergraduate degree from St. Francis Xavier University and a law degree from Université Laval. Mr. Mulroney is a Companion of the Order of Canada.

 Barrick Board Details:
      •  Director since 1993
      •  Meetings attended: Board — 6 of 6 regular, 8 of 9 special
      •  Meets share ownership guidelines
• Non-Independent (Chairman of Barrick's International Advisory Board)

Anthony Munk, 48 New York, New York, USA Shares:5,000 DSUs:10,598 Options:Nil

Mr. Anthony Munk is Managing Director of Onex Corporation, a leading North American private equity firm. He serves as Chairman of the Board of Cineplex Entertainment Corporation, an entertainment company, and a director of RSI Home Products Inc. and Husky Injection Molding Systems Ltd. He is also Vice Chairman of the Aurea Foundation and a director of The Peter Munk Charitable Foundation. Mr. Munk holds an undergraduate degree from Queen's University.

 Barrick Board Details:
      •  Director since 1996
      •  Meetings attended: Board — 6 of 6 regular, 8 of 9 special; Finance Committee — 4 of 5
      •  Meets share ownership guidelines
• Non-Independent (member of the immediate family of the Chairman of Barrick)

Peter Munk, 81 Toronto, Ontario, Canada Shares:1,750,000(8) DSUs:Nil Options:1,400,000

Mr. Peter Munk is the Founder and Chairman of Barrick. From March 27, 2008 to January 15, 2009, Mr. Munk was also the interim Chief Executive Officer of Barrick during a medical leave of absence of Mr. Gregory Wilkins. Prior to September 2006, he was also Chairman of Trizec Properties, Inc., a real estate investment trust, and Chairman and Chief Executive Officer of Trizec Canada Inc., a real estate company. Mr. Munk is the former Chair of the University of Toronto Crown Foundation and served as a Trustee of the University Health Network in Toronto. He holds an undergraduate degree and an honorary doctor of laws from the University of Toronto. Mr. Munk is a member of the Canadian Business Hall of Fame and the Canadian Mining Hall of Fame, a recipient of the Woodrow Wilson Award for Corporate Citizenship, and a Companion of the Order of Canada.

 Barrick Board Details:
      •  Director since 1984
      •  Meetings attended: Board — 6 of 6 regular, 9 of 9 special
      •  Meets share ownership guidelines
• Non-Independent (Chairman of Barrick)

Aaron W. Regent, 43 Toronto, Ontario Canada Shares:Nil DSUs:Nil Options:500,000 RSUs:103,708

Mr. Regent was appointed President and Chief Executive Officer of Barrick on January 16, 2009. Prior to his appointment at Barrick, Mr. Regent was Senior Managing Partner and Co-CEO Brookfield Infrastructure Group of Brookfield Asset Management, an asset management company. Prior to August 2006, he was the President of Falconbridge Limited, a diversified metals and mining company, after its merger with Noranda Inc. Prior to July 2005, he was President and Chief Executive Officer of Falconbridge Limited. He is also a director of the Hospital for Sick Kids Foundation and the C. D. Howe Institute. Mr. Regent is a Chartered Accountant in Ontario and holds an undergraduate degree from the University of Western Ontario.

 Barrick Board Details:
      •  Director since February 19, 2009
      •  Meetings attended: Not applicable
      •  Has until January 2014 to meet share ownership guidelines
• Non-Independent (President and Chief Executive Officer of Barrick)

Steven J. Shapiro, 56 Houston, Texas, USA Shares:3,000 DSUs:8,411 Options:Nil

Mr. Shapiro is a corporate director. Prior to May 2006, he was Executive Vice President, Finance and Corporate Development, and a director of Burlington Resources, Inc., an oil and gas exploration and production company. Prior to April 2005, he was Executive Vice President and Chief Financial Officer of Burlington Resources, Inc. He is also a director of El Paso Corporation. He serves as a trustee of the Houston Museum of Natural Science. Mr. Shapiro holds an undergraduate degree from Union College and a master's degree in business administration from Harvard University.

 Barrick Board Details:
      •  Director since 2004
      •  Meetings attended: Board — 6 of 6 regular, 9 of 9 special; Audit Committee (Chair) — 7 of
          7; Corporate Governance and Nominating Committee — 0 of 1; Compensation
          Committee — 4 of 4(9)
      •  Meets share ownership guidelines
• Independent

Gregory C. Wilkins, 53 Toronto, Ontario, Canada Shares:14,880 DSUs:Nil Options:2,073,791 RSUs:230,601

Mr. Wilkins is Executive Vice-Chairman of Barrick. Prior to March 27, 2008, Mr. Wilkins served as President and Chief Executive Officer. Prior to February 2003, he was a corporate director. Prior to May 2002, Mr. Wilkins was the Vice Chairman of TrizecHahn Corporation, a real estate company, and prior to March 2001, he was the President and Chief Operating Officer of TrizecHahn Corporation. He is also a director of Knightsbridge Human Capital Management, Chairman of the World Gold Council and a member of the Cabinet for The Heart for University Health Network Campaign. Mr. Wilkins is a Chartered Accountant in Ontario and holds an undergraduate degree from Concordia University.

 Barrick Board Details:
      •  Director since 1991
      •  Meetings attended: Board — 6 of 6 regular, 7 of 9 special; Finance Committee — 4 of 5
      •  Meets share ownership guidelines
• Non-Independent (Executive Vice Chairman of Barrick)

(1)
The information about Barrick Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of Barrick, has been furnished by the respective nominees. Unless otherwise indicated, (a) beneficial ownership is direct and (b) the person indicated has sole voting and investment power.

(2)
Mr. Beck was appointed to the Finance Committee on May 6, 2008 and attended all of the meetings subsequent to his appointment.

(3)
Mr. Carty was appointed as Chair of the Compensation Committee on December 10, 2008. There were no meetings of the Compensation Committee in 2008 subsequent to his appointment.

(4)
Mr. Cohen was a director of Haynes International, Inc. and Collins & Aikman Inc., each a company which during the past ten years has made a proposal under legislation relating to bankruptcy or insolvency or instituted an arrangement with creditors while Mr. Cohen was acting as a director for such company or within one year of Mr. Cohen resigning from the board of directors. On March 29, 2004, Haynes International, Inc. and certain of its U.S. subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On May 17, 2005, Collins & Aikman Inc. and substantially all of its U.S. operating subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

(5)
Mr. Franklin owns 26,396 Barrick Common Shares directly, and Signalta Capital Corp., of which Mr. Franklin is President, owns 5,848 Barrick Common Shares. In addition, Mr. Franklin exercises control over 3,714 Barrick Common Shares owned by a family member.

(6)
Mr. Franklin was a member of the Environmental, Health and Safety Committee until May 6, 2008 and attended all of the meetings in 2008 prior to that date. Mr. Franklin was appointed to the Audit Committee on May 6, 2008 and attended two of four meetings held subsequent to his appointment.

(7)
Mr. Mulroney is a director of Quebecor World Inc., a company which during the past ten years has made a proposal under legislation relating to bankruptcy or insolvency or instituted an arrangement with creditors while Mr. Mulroney was acting as a director for such company. On January 21, 2008, Quebecor World Inc. and substantially all of its U.S. operating subsidiaries filed a voluntary petition for creditor protection under the Canadian Companies' Creditors Arrangement Act and Chapter 11 of the U.S. Bankruptcy Code.

(8)
Family members of Mr. Peter Munk own 1,600 Barrick Common Shares (excluding those shares owned by Mr. Anthony Munk, who is a director of Barrick).

(9)
Mr. Shapiro was a member of the Corporate Governance and Nominating Committee until May 6, 2008 and did not attend the one meeting during 2008 prior to that date. Mr. Shapiro was appointed to the Compensation Committee on May 6, 2008 and attended all meetings held subsequent to his appointment.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The following outlines Barrick's current corporate governance practices with respect to the various matters addressed by National Policy 58-201 — Corporate Governance Guidelines (the "Canadian Guidelines") and National Instrument 58-101 — Disclosure of Corporate Governance Practices, adopted by the Canadian Securities Administrators, and the corporate governance standards adopted by the New York Stock Exchange (the "NYSE Standards"). Although, as a regulatory matter, the majority of the NYSE Standards are not directly applicable to Barrick as a Canadian company, Barrick has implemented a number of governance structures and procedures to comply with the requirements of the NYSE Standards. There are no significant differences between Barrick's corporate governance practices and the NYSE Standards applicable to U.S. companies.

Constitution of the Board of Directors

        The Board of Directors is currently comprised of 15 directors. The size and composition of the Board reflects a breadth of backgrounds and experience that is important for effective governance of an international corporation in the mining industry. It is proposed that 15 directors be elected at the Meeting.

        Consistent with the NYSE Standards and National Instrument 58-101, to be considered "independent" the Board of Directors must make an affirmative determination, by a resolution of the Board as a whole, that the director being reviewed has no material relationship with the Company other than as a director, either directly or indirectly (such as a partner, shareholder or officer of another entity that has a relationship with the Company). In each case, the Board broadly considers all relevant facts and circumstances.

        Generally, director will not be deemed to be "independent" if, within the preceding three years:

  a)
  the director was employed by the Company or any of its subsidiaries;

  b)
  an immediate family member of the director was employed by the Company as an executive officer;

  c)
  the director, or an immediate family member, is a current partner of a firm that is the Company's internal or external auditor or within the last three years (but no longer) a partner or employee of such a firm and personally worked on the Company's audit within that time;

  d)
  the director is a current employee of the Company's internal or external auditor;

  e)
  an immediate family member of the director is a current employee of the Company's internal or external auditor and that person participates in the firm's audit, assurance or tax compliance (but not tax planning) practice;

  f)
  a director, or an immediate family member, received more than Cdn$75,000 annually in direct compensation from the Company, other than director and committee fees and pensions or other forms of deferred compensation, so long as such compensation is not contingent on continued service;

  g)
  a director is or was employed as an executive officer of another company where any of the Company's current executives serve on that company's compensation committee;

  h)
  an immediate family member of the director is or was employed as an executive officer of another company where any of the Company's current executives serve or served at that time on that company's compensation committee;

  i)
  a director is an executive officer or an employee of a company that makes payments to or receives payments from the Company for property or services in an amount that exceeds in any single fiscal year $1,000,000 or 2% of that company's consolidated gross revenues, whichever is greater; or

  j)
  an immediate family member is an executive officer of a company that makes payments to or receives payments from the Company for property or services in an amount that exceeds in any single fiscal year $1,000,000 or 2% of that company's consolidated gross revenues, whichever is greater.

        An "immediate family member" includes a director's spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers-and sisters-in-law, and anyone (other than domestic employees) who shares such director's home.

        A director's service as an executive officer of a not-for-profit organization will not impair his or her independence if, within the preceding three years, the Company's charitable contributions to the organization in any single fiscal year, in the aggregate, do not exceed the greater of $1,000,000 or 2% of that organization's latest publicly available consolidated gross revenues.

        With the assistance of the Corporate Governance and Nominating Committee, the Board of Directors has considered the relationship to Barrick of each of the nominees for election by the shareholders and has determined that 9 of the 15 directors nominated for election at the Meeting are independent (H.L. Beck, D.J. Carty, G. Cisneros, M.A. Cohen, P.A. Crossgrove, R.M. Franklin, P.C. Godsoe, J.B. Harvey, and S.J. Shapiro). Five of the directors who are considered non-independent are officers or employees of Barrick (C.W.D. Birchall, B. Mulroney, P. Munk, A.W. Regent and G.C. Wilkins). One of the non-independent directors (A. Munk) is a member of the Chairman's family. The following table sets out the relationship of directors to the Company.

Independence Status of Director Nominees

Name	Management	Independent	Not Independent	Reason for Not Independent Status
Howard L. Beck		✓
C. William D. Birchall	✓		✓	Vice-Chairman
Donald J. Carty		✓
Gustavo Cisneros		✓
Marshall A. Cohen		✓
Peter A. Crossgrove		✓
Robert M. Franklin		✓
Peter C. Godsoe		✓
J. Brett Harvey		✓
Brian Mulroney	✓		✓	Chairman of Barrick's International Advisory Board
Anthony Munk			✓	Member of the Chairman's family
Peter Munk	✓		✓	Chairman of the Board of Directors
Aaron W. Regent	✓		✓	President and Chief Executive Officer
Steven J. Shapiro		✓
Gregory C. Wilkins	✓		✓	Executive Vice-Chairman

        For a list of other principal directorships held by each of the nominees for election at the Meeting, see "Election of Directors — Nominees for Election as Directors" beginning on page 5.

  Interlocking Relationships

        The following table lists the Barrick directors who served together on the boards of directors of other publicly traded companies as at December 31, 2008:

Company	Director	Committees Served
Cineplex Entertainment Corporation	Howard L. Beck Anthony Munk	Audit Compensation, Nomination and Corporate Governance —
Rogers Communications Inc	C. William D. Birchall Peter C. Godsoe	Audit Finance Nominating Compensation Corporate Governance Finance Nominating

Functioning of the Board of Directors

        Barrick has an experienced Board of Directors that has made a significant contribution to Barrick's success. The Board is satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of Barrick and that there are sufficient systems and procedures in place to allow the Board to function independently. The Board holds regularly scheduled sessions throughout the year during which the independent directors meet in the absence of the non-independent directors and management. The independent sessions are presided over by the Lead Director. R.M. Franklin has been the Lead Director since May 6, 2008. P.C. Godsoe served as the Lead Director from February 12, 2004 to May 5, 2008. The Lead Director was elected by the independent directors to preside at the independent sessions and to perform such other duties as the Board may determine. Six independent sessions were held during 2008.

        The Board of Directors is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board has adopted a formal mandate setting out the role and responsibilities of the Board, a copy of which is attached as Schedule A to this Circular.

        In order to delineate the roles and responsibilities of each, the Board has also adopted written position descriptions for the Chairman of the Board and the Chief Executive Officer. The responsibilities of the Chairman of the Board include presiding over Board meetings, assuming principal responsibility for the Board's operation and functioning, and ensuring that Board functions are effectively carried out. The responsibilities of the Chief Executive Officer include, subject to the oversight of the Board, general supervision of the business of the Company, providing leadership and vision to the Company, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets.

        The Board has adopted a process to evaluate the functioning of the Board, each of the Committees and individual directors. As part of such process, each of the members of the Board and the members of each Committee complete detailed evaluation questionnaires relating to the Board and the relevant Committee. Completed questionnaires are returned to outside legal counsel, who compile the results and review such results with the Chairman of the Corporate Governance and Nominating Committee. The results of the evaluations are then reviewed by the Corporate Governance and Nominating Committee and are reported to the full Board.

        New members of the Board of Directors are provided with the necessary information about the role of the Board of Directors, its Committees and its directors and about Barrick, its business and the factors that affect its performance by management and by other members of the Board. In addition, the Board or the Committees receive updates as necessary with respect to applicable regulatory or other requirements relating to the role and responsibilities of directors, the Board or the relevant Committee. The Board and the Committees also receive presentations from management from time to time relating to specific aspects of the Company's business.

        Action by the Board of Directors or Committees may be taken at a regularly held meeting or at a meeting held by conference call or by written consent. There were six regularly scheduled meetings and nine special meetings of the Board of Directors during 2008. All of the directors attended at least 75% of the regularly scheduled and special meetings of the Board of Directors during 2008. For the record of attendance at Board and Committee meetings of the nominees for election as directors at the Meeting, see "Election of Directors — Nominees for Election as Directors" beginning on page 5.

Committees of the Board

        The Board of Directors has established five Committees, all of which have written mandates. Such mandates include a description of the role and responsibilities of the Chairman of the Committee, which include presiding over Committee meetings, reporting to the Board with respect to the activities of the Committee, and leading the Committee in annually reviewing and assessing the adequacy of its mandate and its effectiveness in fulfilling its mandate. A copy of the mandate for each of the Committees is posted on Barrick's website at www.barrick.com.

  Corporate Governance and Nominating Committee

        The purpose of the Corporate Governance and Nominating Committee is to assist the Board in establishing Barrick's corporate governance policies and practices generally, identifying individuals qualified to become members of the Board, reviewing the composition of the Board and its Committees, evaluating the functioning of the Board and its Committees on an annual basis, and to make recommendations to the Board of Directors as appropriate. The Committee's mandate provides that in considering nominees to the Board of Directors, the Committee shall consider the current composition of the Board and assess the ability of candidates to contribute to the effective oversight of the management of the Company, taking into account the needs of the Company and the individual's background, experience, perspective, skills and knowledge that are appropriate and beneficial to Barrick. The Committee is also responsible for Barrick's response to the Canadian Guidelines and the NYSE Standards and for reviewing and approving the annual disclosure relating to such guidelines and standards. The Committee holds regular in camera sessions following every regularly scheduled Committee meeting, during which the members of the Committee meet in the absence of management. The Committee's mandate grants it sole authority to retain and terminate legal or other advisors to the Committee, including any search firm to be used to identify candidates for nomination as directors, including sole authority to approve the search firm's fees and other retention terms. The Committee's mandate requires the Committee to evaluate the functioning of the Committee on an annual basis.

        The Committee identifies candidates for appointment as independent directors, both through individuals known to the Committee or other members of the Board and with the assistance of an external search firm. The Committee reviews Barrick's corporate governance practices and procedures, oversees annual evaluations of the functioning of the Board, its Committees and individual directors and reviews Barrick's Corporate Governance Guidelines. In 2007, the Committee adopted a majority voting policy in respect of annual shareholders meetings. See "Election of Directors."

        The Corporate Governance and Nominating Committee is comprised entirely of independent directors (M.A. Cohen, P.C. Godsoe, R.M. Franklin). S.J. Shapiro was a member of the Committee until May 6, 2008. There was one meeting of the Committee held in 2008, and all of the members of the Committee attended such meeting with the exception of S.J. Shapiro.

  Audit Committee

        The purpose of the Audit Committee is to assist the Board in its oversight of: the integrity of Barrick's financial reporting process and the quality, transparency and integrity of its financial statements and other related public disclosures; the Company's internal controls over financial reporting; compliance with legal and regulatory requirements relevant to Barrick's financial statements; the external auditors' qualifications and independence; and the performance of the internal audit function and the external auditors.

        The Committee is responsible for retaining and terminating, and/or making recommendations to the Board and the shareholders relating to the retention or termination of the external auditors and communicating to them that they are ultimately accountable to the Committee and the Board as the representatives of the shareholders. The Committee also reviews the external audit plan and the results of the audit, reviews with the external auditors any audit problems or difficulties and management's response, approves all audit engagement fees and terms and pre-approves all permitted non-audit services to be performed by the external auditors. The Committee reviews and recommends to the Board for approval the Company's annual and quarterly financial statements and related management's discussion and analysis and discusses with management the Company's earnings press releases, as well as the type of financial information and earnings guidance (if any). The Committee reviews and discusses with management, the external auditors and the head of internal audit the effectiveness of the Company's internal controls over financial reporting and the responsibilities and effectiveness of the Company's internal audit function. The Committee also discusses with management the Company's processes with respect to risk assessment and risk management as they relate to internal controls over financial reporting. The Committee reviews and discusses with management the Company's Code of Business Conduct and Ethics and anti-fraud program and the actions taken to monitor and enforce compliance.

        The Committee has direct communication channels with the Company's internal and external auditors. All of the members of the Committee are financially literate and at least one member has accounting or related financial management expertise. The Board has determined that S.J. Shapiro, a member of the Committee, is an "audit committee financial expert" as defined by SEC rules. The rules adopted by the SEC indicate that the designation of Mr. Shapiro as an audit committee financial expert will not deem him to be an "expert" for any purpose or impose any duties, obligations or liability on Mr. Shapiro that are greater than those imposed on members of the Committee and Board of Directors who do not carry this designation. Other members of the Committee are also experienced audit committee members and may qualify as "audit committee financial experts", however, the Board has only made the specific determination in respect of Mr. Shapiro.

        The Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. The Committee has set a hiring policy for employees or former employees of the external auditors. The Committee holds regular in camera sessions following every regularly scheduled Committee meeting, during which it meets separately with each of management, the head of internal audit and the external auditors and separately as a committee. The mandate of the Committee grants it sole authority to retain and terminate legal, accounting or other advisors to the Committee, including sole authority to approve the advisors' fees and other retention terms. The Committee's mandate also requires the Committee to evaluate the functioning of the Committee on an annual basis.

        The Audit Committee is comprised entirely of independent directors (D.J. Carty, P.A. Crossgrove, R.M. Franklin and S.J. Shapiro). J.W. Crow was a member of the Committee until May 6, 2008, when he retired from the Board, and R.M. Franklin became a member of the Committee on May 6, 2008. There were seven meetings of the Audit Committee in 2008. All of the members of the Committee attended all of the meetings held in 2008 while they were members, with the exception of R.M. Franklin who did not attend two meetings.

        The Company does not restrict the number of other audit committees on which members of its Audit Committee may serve. R.M. Franklin currently serves on the audit committees of three other public companies. The Board has determined that the service of Mr. Franklin on the audit committees of such other companies does not impair his ability to effectively serve on the Committee, particularly given his experience as a director of public companies.

        For additional information regarding the Committee, including the text of the Committee's mandate, please refer to the "Audit Committee" section of the Company's Annual Information Form.

  Compensation Committee

        The purpose of the Compensation Committee is to assist the Board in monitoring, reviewing and approving Barrick's compensation policies and practices and administering Barrick's share compensation plans. The Committee reviews and makes recommendations to the Board with respect to the corporate goals and objectives relevant to the compensation of the Chief Executive Officer and evaluating the performance of the Chief Executive Officer in light of those goals and objectives, and recommends to the Board the compensation level of the Chief Executive Officer based on this evaluation. The Committee is also responsible for reviewing and making recommendations to the Board with respect to director and senior management compensation and succession planning for the Chief Executive Officer and other senior executives. When granting stock options, the Committee determines the number of shares covered by each grant and the terms and conditions of the option, subject to the specific provisions of the plan and the approval of the Board of Directors. The Committee reviews the remuneration of the directors from time to time to ensure that it properly reflects the responsibilities associated with being an effective director. The Committee holds regular in camera sessions following every regularly scheduled Committee meeting, during which it meets in the absence of management. The mandate of the Committee grants it sole authority to retain and terminate legal or other advisors to the Committee, including compensation consultants, including sole authority to approve the advisors' fees and other retention terms. The Committee must pre-approve any services provided by any compensation consultants to the Company so as to ensure the independence of the consultant to the Committee is not compromised. While the Committee may rely on external information and advice, all of the decisions with respect to executive compensation are made by the Committee alone and may reflect factors and considerations that may differ from the information and recommendations provided by the compensation consultant. The Committee's mandate also requires the Committee to evaluate the functioning of the Committee on an annual basis.

        The Compensation Committee is comprised entirely of independent directors (D.J. Carty, M.A. Cohen, P.C. Godsoe, J.B. Harvey and S.J. Shapiro). There were six meetings of the Compensation Committee in 2008. All of the members of the Committee attended all of the meetings held in 2008 while they were members.

  Environmental, Health and Safety Committee

        The purpose of the Environmental, Health and Safety Committee is to review environmental and health and safety policies and programs, to oversee Barrick's environmental and health and safety performance, to monitor current and future regulatory issues and to make recommendations, where appropriate, on significant matters in respect of environmental and health and safety matters to the Board.

        The Committee is comprised of three independent directors (P.A. Crossgrove, R.M. Franklin and J.B. Harvey) and one non-independent director (C.W.D. Birchall). There were four meetings of the Environmental, Health and Safety Committee during 2008, as well as a site visit to the Pueblo Viejo project site in the Dominican Republic. All of the members of the Committee attended all of the meetings held in 2008 while they were members.

  Finance Committee

        The purpose of the Finance Committee is to assist the Board in monitoring and reviewing the financial structure and investment and financial risk management programs of the Company generally and to make recommendations to the Board of Directors in respect of such matters as appropriate.

        The Finance Committee is comprised of three non-independent directors (C.W.D. Birchall, A. Munk and G.C. Wilkins) and one independent director (H.L. Beck). The fact that a majority of the members are not independent is balanced by the fact that the recommendations of the Committee are considered by the full Board of Directors. J.W. Crow was a member of the Committee until May 6, 2008, when he retired from the Board, and H.L. Beck became a member of the Committee on May 6, 2008. There were five meetings of the Finance Committee during 2008. All of the members of the Committee attended all of the meetings held in 2008 while they were members, with the exception of A. Munk and G.C. Wilkins who each did not attend one meeting.

Corporate Governance Guidelines

        The Board of Directors has adopted a set of Corporate Governance Guidelines to promote the effective functioning of the Board and its Committees and to set forth a common set of expectations as to how the Board should manage its affairs and perform its responsibilities. Among other things, the Corporate Governance Guidelines establish: minimum attendance requirements for directors; minimum share ownership requirements for directors (Barrick Common Shares and/or Deferred Share Units having a value of at least $250,000 to be achieved within a five-year period); and a retirement age for directors of 72 years (with directors serving on the Board as at January 1, 2003 being exempt). In addition to the retirement age, directors are required to tender their resignation for consideration by the Corporate Governance and Nominating Committee and the Board upon the occurrence of certain events such as a failure to meet minimum attendance requirements, a change in principal occupation or country of residence, or any other change in personal or professional circumstances that might reasonably be perceived as adversely affecting the director's ability to effectively serve as a director of Barrick. A copy of the Corporate Governance Guidelines is posted on Barrick's website at www.barrick.com and a shareholder may request a printed copy.

        Barrick's Corporate Governance Guidelines require that directors make every effort to attend the annual meeting of shareholders. Thirteen of 15 directors attended the 2008 annual meeting.

Code of Business Conduct and Ethics

        Barrick has adopted a Code of Business Conduct and Ethics that is applicable to all directors, officers and employees of Barrick. The Code addresses, among other things: conflicts of interest; compliance with laws and regulations; financial controls and records; corporate opportunities; protection and proper use of Company assets; confidentiality; and fair dealing. In conjunction with the adoption of the Code, Barrick has established a toll-free compliance hotline to allow for anonymous reporting of any suspected Code violations, including concerns regarding accounting, internal accounting controls, or other auditing matters.

        Any waivers of the Code of Business Conduct and Ethics may generally only be granted by the Chief Executive Officer or the General Counsel. However, any waiver of the Code for directors or executive officers, may only be granted by the Board of Directors or a Committee of the Board and will be disclosed to shareholders as required by applicable laws. No waivers of the Code have been granted.

        The Code of Business Conduct and Ethics was developed in consultation with the Corporate Governance and Nominating Committee. The Audit Committee exercises oversight with respect to the Code and receives periodic reports from management with respect to any reports of alleged violations of the Code. Supervisory and administrative employees are required to complete an annual certification confirming that they understand and agree to abide by the requirements of the Code, that they are in compliance with the requirements of the Code and that they are not aware of any potential misconduct under the Code that has not been reported to appropriate Company management. During 2008, Barrick implemented an on-line component to its Code of Business Conduct and Ethics training programs. This training provides employees with real-time training and testing and supplements the Company's other training programs and annual certification process.

        A copy of the Code of Business Conduct and Ethics is posted on Barrick's website at www.barrick.com, and a shareholder may request a printed copy.

Shareholder Communications

        Barrick has procedures in place to provide for effective communications with its shareholders. Barrick's management includes an investor relations department with individuals experienced in, and dedicated to, working closely with members of the investment community, institutional investors and individual shareholders, and the Company has procedures in place to obtain and appropriately deal with feedback from its shareholders. In addition, the Company has adopted a Disclosure Policy that confirms its commitment to providing timely, factual and accurate disclosure of material information about the Company to its shareholders, the financial community and the public.

        Shareholders may communicate directly with the Lead Director or the Chairman of the Corporate Governance and Nominating Committee by sending correspondence, marked to the attention of the Lead Director or the Chairman of the Corporate Governance and Nominating Committee, care of the Secretary at the address of the Company set out at the beginning of this Circular.

International Advisory Board

        As Barrick's activities expanded internationally, the Board of Directors determined in 1995 that the Company would benefit from the participation of certain additional senior members of the global business and political communities. Barrick has established an International Advisory Board to provide advice as required to the Board of Directors and management on geo-political and other strategic issues affecting the Company. The International Advisory Board meets approximately once per year, and its members make themselves available regularly for consultation and assistance with specific matters.

EXECUTIVE COMPENSATION

Composition and Role of the Compensation Committee

        The members of the Compensation Committee are D.J. Carty (Chairman beginning December 10, 2008), M.A. Cohen, P.C. Godsoe (Chairman January 2008 to December 9, 2008), J.B. Harvey, and S.J. Shapiro. None of the members of the Compensation Committee is or formerly was an officer or employee of Barrick or its subsidiaries and each member of the Committee meets the Board's independence standards derived from the corporate governance guidelines established by the NYSE Standards and National Instrument 58-101. Barrick believes its Compensation Committee members have the knowledge and experience required to perform their duties effectively and make executive compensation decisions in the best interests of the Company and its shareholders. Four of the five current members have direct experience related to private-sector executive compensation from their current (Mr. Harvey) or former (Messrs. Carty, Cohen and Godsoe) roles as chief executive officers within the private sector, while the other member has financial expertise (Mr. Shapiro). The Board is confident that the Committee collectively has the knowledge, experience and background to carry out its mandate with a full understanding of the compensation regime and the long-term implications of its decisions. The Committee will be available to answer questions at the Meeting. The Compensation Committee is responsible for, among other things:

  •
  Reviewing and making recommendations to the Board of Directors with respect to Barrick's compensation policies and practices;

  •
  Reviewing and approving compensation of the Chairman of the Board ("Chairman") and of the Chief Executive Officer, including the determination of the number of options and share units to be granted, after consulting with the independent members of the Board of Directors;

  •
  Reviewing and approving the compensation of other senior executive officers, including the determination of the number of options and share units to be granted, after considering the recommendations of the Chief Executive Officer;

  •
  Reviewing and making recommendations to the Board related to succession planning with respect to the Chief Executive Officer and other senior executives;

  •
  Overseeing and approving awards under Barrick's stock option, restricted share unit, and directors' deferred share unit plans;

  •
  Reviewing and approving corporate and individual performance goals for the Chief Executive Officer and other senior executive officers at the beginning of each year as recommended by the Chief Executive Officer; and

  •
  Assessing the achievement of corporate and individual performance goals of the Chief Executive Officer and other senior executive officers at the end of each year.

        The Compensation Committee bases its recommendations on Barrick's established policies and on the performance of the individual and of the Company. The Chief Executive Officer provides input to the Compensation Committee with respect to the compensation of his direct reports, including the number of stock options, restricted share units, and performance restricted share units to be awarded. The Chief Executive Officer also recommends corporate and individual performance goals to the Compensation Committee at the start of the year. He then provides input for the Compensation Committee to consider regarding the achievement of those goals at the end of the year as well as recommended compensation awards for his direct reports based on the level of achievement.

Compensation Discussion and Analysis

  Chief Executive Officer Transition

        In 2008, Barrick's Chief Executive Officer, Gregory C. Wilkins, developed a serious medical condition that resulted in his commencing a medical leave of absence on March 27, 2008. As a result of this condition, Mr. Wilkins ultimately resigned from his position as President and Chief Executive Officer effective June 30, 2008. During Mr. Wilkins' medical leave of absence, Peter Munk, the Chairman and Founder of Barrick, became the Acting Chief Executive Officer, and was later appointed Interim Chief Executive Officer upon Mr. Wilkins' resignation of the position. Mr. Wilkins was named Executive Vice Chairman upon his resignation, and he continued to provide assistance to Mr. Peter Munk and the management team during the transition. Aaron W. Regent was appointed as President and Chief Executive Officer of Barrick effective January 16, 2009.

        This transition in leadership during 2008 affected the roles of certain individuals, their compensation in 2008, and the planned introduction of a new annual incentive structure that Mr. Wilkins had been leading prior to his leave of absence (as described in "— Annual Performance Incentive"). Mr. Wilkins continues to be compensated under the same programs as other Named Executive Officers for his role as Executive Vice Chairman pursuant to the terms of his Transition Agreement as described in "— Transition Agreement with Mr. Wilkins". Mr. Peter Munk received additional compensation for his role as Acting/Interim Chief Executive Officer beyond that which he already receives as Chairman. Messrs. Sokalsky and Kinver took on greater public markets and internal leadership roles in 2008, and such roles were taken into account in the determination of their annual performance and long-term incentive awards.

  Compensation Philosophy and Objectives

        Barrick's fundamental goal is to create value for shareholders. In serving this goal, Barrick's compensation program is designed around the following objectives:

  •
  Align the interests of executive officers with the short- and long-term interests of shareholders;

  •
  Link executive compensation to the performance of the Company and the individual;

  •
  Leverage performance through emphasis on variable compensation to reinforce key business imperatives and strategy;

  •
  Reinforce the key elements of the Company's strategy and align the executive team with the strategy; and

  •
  Compensate executive officers at a level and in a manner that ensures Barrick is capable of attracting, motivating and retaining individuals with exceptional skills.

        The Company seeks to achieve the objectives of the compensation program through three key compensation elements for its executive officers: (1) base salary, (2) annual performance incentive, and (3) long-term incentives, the sum of which equals total direct compensation. Because Barrick's success is ultimately dependent on a balanced focus between shorter-term financial and operational results and longer-term investments in both mines and the organization, the Company generally intends to deliver approximately 55% - 60% of target total direct compensation to executive officers in the form of long-term incentives consisting of stock options, restricted share units ("RSUs"), and performance restricted share units ("PRSUs"). Long-term incentives also play a critical role in retaining the Company's executive team given that competition has been intense during the past few years in the market for mining talent. Additionally, about 75% - 80% of the target total direct compensation the Company provides to executive officers is performance-based, and thus, ties total direct compensation to critical business imperatives and Company performance. The proportion of salary, annual performance incentive and long-term incentives for Mr. Peter Munk is different from that of other Named Executive Officers' pay mix due to the nature of his role in 2008 as well as his ownership of Barrick Common Shares. Mr. Peter Munk has been primarily compensated for his services as Chairman of the Board through salary, with an additional cash award for his services in 2008 as Acting Chief Executive Officer and later as Interim Chief Executive Officer, both of which were temporary roles. Mr. Peter Munk's ownership in the Company (approximately 1.4 million shares) provides a strong link to Barrick's stock price performance.

2008 Named Executive Officer Target Pay Mix
(As Percentage of Target Total Direct Compensation)

Name	Base Salary	Target Annual Incentive	Target Long- Term Incentives
Peter Munk(1)	100%	0%	0%
Gregory C. Wilkins	22%	22%	56%
Jamie C. Sokalsky	24%	18%	58%
Peter J. Kinver	26%	20%	54%
Kelvin P. M. Dushnisky(2)	22%	17%	61%
Alexander J. Davidson	26%	20%	54%

(1)
Mr. Peter Munk received an additional discretionary cash award for his role as Interim Chief Executive Officer which is not captured in this table since it was a one-time payment rather than a payment made within the structure of the compensation program.

(2)
Mr. Dushnisky received a mid-year salary increase. Pay mix values are determined based on his salary rate at the end of the year.

        The Company also provides an Executive Retirement Plan ("Executive Retirement Plan") to its executive officers in addition to other benefits and perquisites as discussed below under "— Executive Retirement Plan" and "— Other Benefits and Perquisites". It is the Company's intention to provide a total remuneration package (total direct compensation plus Executive Retirement Plan) to executive officers by using the median of the Company's peer group as a guideline for when goals are achieved, and providing opportunities for top quartile pay for superior performance by both the individual executive and the Company.

        For the Named Executive Officers other than Mr. Dushnisky, Barrick's peer group is its primary source of competitive compensation practices and levels. (Determination of pay for Mr. Dushnisky is discussed below.) Barrick benchmarks long-term incentive pay to the peer group's long-term incentives; however, for all other compensation elements Barrick uses peer group pay as a general guideline. The Committee's primary compensation consultant (see "— Compensation Consultant Advice"), Semler Brossy Consulting Group, LLC, initially reviewed Barrick's peer group in 2006 to ensure that the peer group remained appropriate and reflective of the companies with which Barrick competes for talent or capital. The criteria for the peer group review were selected to ensure that the peers were similar to Barrick in size, scope, and complexity of operations. These criteria included:

  •
  Gold and/or diversified metals mining companies with a concentration in exploration, development, and mining/production;

  •
  Market capitalization ranging from one-third to three times that of Barrick; and

  •
  Global reach beyond a company's home country with operations, in most cases, in several countries and at least two other continents.

        In addition, the decision to keep or eliminate a peer from the peer group takes into account the year-over-year continuity of the peer group. Using these criteria, the composition of the peer group in 2008 remained largely the same as in 2007, with the exclusion of Alcan Inc. and Phelps Dodge Corp., as they were acquired in 2007 by Rio Tinto plc and Freeport-McMoRan Copper & Gold, Inc., respectively. Two other mining companies, Cameco Corp. (uranium) and Peabody Energy Corp. (coal), were added to (1) maintain the number of companies in the peer group and (2) offset the larger companies already in the peer group (BHP Billiton plc is above the market capitalization range criteria, but Cameco Corp. is below the market capitalization range criteria). While Cameco Corp. and Peabody Energy Corp. are not gold or diversified metals mining companies, both companies have a concentration in exploration, development, and mining/production, they operate in several countries, their market capitalization is a reasonable fit, and, like Barrick, they are headquartered in North America. The resulting peer group below reflects the fact that while Barrick competes with other gold companies for such things as shareholders, capital, and mineral properties, the Company also competes with the broader mining industry for experienced executives.

Anglo American plc	*Newmont Mining Corp.
BHP Billiton plc	*Peabody Energy Corp.
*Cameco Corp.	Rio Tinto plc
*Freeport-McMoRan Copper & Gold, Inc.	*Teck Cominco Limited
*Goldcorp Inc.	Xstrata plc

New peers italicized. *Headquartered in North America.

        In 2008, for purposes of assessing total remuneration levels and competitive pay practices and structure for Named Executive Officers, Semler Brossy reviewed compensation data (salary, annual performance incentive, and long-term incentives) from all ten peer companies as well as a subset consisting of the eight gold and diversified metals mining peers that were continuing peers from 2007. Barrick relied more heavily on North American-based mining peer companies for compensation practices, since there can be significant differences across countries. For example, in the United Kingdom, retirement benefits are much more prominent in the compensation packages than they are in North America.

        The peer group is not used as a source of competitive compensation levels for Mr. Dushnisky because the compensation of the executive vice president, corporate affairs is generally not included in the public disclosure of the peer group companies. Instead, the Committee determines pay amounts for Mr. Dushnisky by taking into account the relative value of his role in the Company and internal equity with pay for other senior executives.

  Key Changes to the Compensation Program in 2008

        During 2008, Barrick implemented a number of key changes to its executive compensation program to further strengthen the relationship between pay and corporate performance and to further align Barrick's program with competitive practices. These changes included:

  •
  Integrating PRSUs into the long-term incentive mix which are earned based on Barrick's three-year total shareholder return relative to the weighted average three-year total shareholder return of other gold mining companies. For further discussion see "— Long-Term Incentives".

  •
  Modifying the RSU plan to include a number of changes, including:

  —
  Eliminating immediate vesting upon a change-in-control of the Company to be consistent with the stock option plan;

  —
  Reducing the vesting period on new grants from 36 months to 30 months to improve market competitiveness and retention by staggering RSU payouts from annual performance incentive payouts; and

  —
  Including joint venture employees in the eligibility definition to allow grants to such employees.

  •
  Modifying the change-in-control severance plan to extend the term for one year.

  •
  Modifying the change-in-control severance plan and the Executive Retirement Plan to comply with Section 409A of the United States Internal Revenue Code as it pertains to executives subject to U.S. income taxes. Currently, none of the Named Executive Officers are subject to U.S. income taxes.

        Under the leadership of Mr. Wilkins, Barrick had intended to modify the annual performance incentive plan in 2008 by providing more structure and increasing the weighting of corporate goals while reducing the weighting of individual goals. Given the transition in leadership during 2008 and the need for flexibility to compensate those individuals who took on additional responsibilities during the transition, the Committee determined that it would not be advisable to implement fully the modified annual performance incentive plan in 2008. Therefore, Barrick did not make these modifications during 2008; however, as discussed in "— Annual Performance Incentive", the Committee used aspects of the modifications (e.g., performance measurement categories) as a general guide in determining annual performance incentive award amounts and long-term incentive grants for 2008.

Components of Executive Compensation

  Base Salary

        Base salary is a fixed component of pay that compensates executives for fulfilling their roles and responsibilities and aids in the attraction and retention of highly qualified executives. Base salaries are reviewed annually to ensure they reflect the individual's expertise and performance in fulfilling his or her role and responsibilities and remain externally competitive. For 2008, the former Chief Executive Officer and current Executive Vice Chairman (Mr. Wilkins) received no salary increase. For 2008, Mr. Peter Munk received no increase in his salary for his role as Chairman or for his role as Interim Chief Executive Officer. Messrs. Sokalsky, Kinver and Davidson received 2008 salary increases ranging from 3% to 6%. Mr. Dushnisky received an initial 2008 salary increase of 19%, related to his promotion from Senior Vice President to Executive Vice President, and an additional salary increase mid-year 2008 of 25% to reflect the strategic importance of his role to the Company and his accelerated progression within that role. Salaries for Named Executive Officers are paid in Canadian dollars and converted to U.S. dollars for reporting purposes in the Summary Compensation Table at the annual exchange rate each year reported by the Bank of Canada; however, the year-over-year salary increases are calculated in Canadian dollars. The salary increases reflect and are aligned with the Company's compensation philosophy and competitive market practice.

        The 2009 salary increases for Named Executive Officers were 5% for each of Messrs. Kinver, Dushnisky and Davidson. Mr. Sokalsky received a 27% increase in his salary to align his pay more closely to competitive median practice for chief financial officers and to reflect his larger public markets and internal leadership roles. The Chairman (Mr. Peter Munk) received no change to his salary as Chairman for 2009. The former Chief Executive Officer and current Executive Vice Chairman (Mr. Wilkins) also received no increase in salary for 2009. Mr. Regent, the President and Chief Executive Officer, will receive a base salary of $1,250,000 in 2009 (salary initially established in U.S dollars and converted to a Canadian dollar salary of Cdn$1,545,000 using the December 2008 average monthly exchange rate reported by the Bank of Canada of Cdn$1.2345/US$1.00, and rounded to the nearest Cdn$5,000).

  Annual Performance Incentive

        The annual performance incentive is a short-term variable element of compensation comprising approximately 20% of target total direct compensation. The annual performance incentive is intended to link pay to annual performance that will increase shareholder value. As discussed previously, in 2008, Barrick had planned to increase the emphasis on corporate goals to 70% and incorporate more structure into the annual performance incentive plan. In light of the change in leadership and transition to a permanent replacement for Mr. Wilkins, the Committee determined that it would not be advisable to implement fully these modifications during 2008 without the leadership of Mr. Wilkins and given the need for flexibility to compensate those individuals who took on unexpected challenges during the transition. Instead, Barrick maintained the weightings used in 2007 of 50% based on corporate goals and 50% based on individual goals; however, the Committee did implement certain modifications in a less formal way by relying on the performance measurement categories as a general guide in determining annual performance incentive awards for 2008.

        Target annual performance incentives for 2008 were set at 100% of base salary for the former Chief Executive Officer and at 75% of base salary for the other Named Executive Officers, with the exception of the Chairman Mr. Peter Munk, which is consistent with competitive annual incentive opportunities. In light of the temporary nature of his role as Interim Chief Executive Officer, Mr. Peter Munk did not have a target incentive under the annual performance incentive plan; however, Mr. Munk did receive an additional discretionary cash award for his role as Interim Chief Executive Officer of Cdn$5,472,170, which was equivalent to $6,566,604 (Cdn$7,000,000) prorated from March 1, 2008 through December 31, 2008. Actual awards may exceed or fall short of the respective target payouts based on performance outcomes, ranging from 0% of target for poor performance to 200% of target for superior performance, although the Committee may use its discretion to provide for larger awards under special circumstances. Mr. Regent's target annual performance incentive in 2009 is set at 125% of his base salary while targets for other Named Executive Officers will remain at the 2008 level of 75% of salary.

        Ultimately, Barrick's performance objective is to increase share price. With that in mind, Barrick relies on a number of measures that support this objective to determine the annual performance incentive. Share price is driven by financial results (earnings per share and operating cash flow per share) which are in turn driven by key operating measures (gold and copper production and total cash cost) that are assessed during the performance review. These financial and operating goals are largely driven by strategic imperatives such as mine development, cost management/supply initiatives, reserve performance, corporate development and organizational performance. Finally, Barrick also has a strong commitment to the environment, health and safety, and community relations. Therefore, measures such as environmental protection and regulatory compliance, building the Barrick safety culture and the effectiveness of community and government relations are also assessed during the performance review.

Performance Measurement Category	Performance Metric	Performance Goal or Range	Actual Performance versus Performance Goal or Range
Financial	Earnings Per Share (adjusted)	Greater than $1.65	$1.90 adjusted net income per share (Far Exceeds)(1),(2)
	Operating Cash Flow Per Share(2),(3)	Greater than $3.15	$2.53 (Below)
Production	Gold Production(4)	7.6 - 8.1 million ounces	7.66 million ounces (Within range)
	Copper Production(4)	380 to 400 million pounds	370 million pounds (Below)
Cost	Gold (Total Cash Cost/ Ounce)(2),(4)	$390 to $415 per ounce	$443 per ounce (Below)
	Copper (Total Cash Cost/Pound)(2),(4)	$1.15 to $1.25 per pound	$1.19 per pound (Within range)
Development/Project Advancement	Capital Projects Exploration and Corporate Development Metric	Discretionary Discretionary
•  Maintained near term projects schedule and budget
•  Reprioritized projects based on commodity price environment

•  Acquired power generation for Pueblo Viejo project, sold royalty portfolio for $150 million in cash
•  Exploration discoveries at Turquoise Ridge, Bald Mountain and Kainantu
• More than replaced reserves (138.5 million ounces), based on a $725 per ounce gold price, at December 31, 2008)(5)
Environment, Health, and Safety	Corporate Reportable Spills	15% improvement over 2007	15% improvement over 2007 (Meets)
	Lost Time Injury Frequency Rate	Less than 0.27	0.2 (Far Exceeds)

(1)
Adjusted net income is a non-GAAP financial measure which excludes the following from net income: impairment charges related to goodwill, property, plant and equipment, and investments; gains/losses on the disposition of long-lived assets; foreign currency translation gains/losses; and unrealized gains/losses on non-hedge derivative instruments. Adjusted net income per share is calculated using adjusted net income and weighted average number of common shares outstanding under the basic method of earnings per share.

(2)
Adjusted net income per share, operating cash flow per share and total cash costs are non-GAAP performance measures. Please refer to pages 72 to 76 of Barrick's 2008 Financial Report for details on how Barrick uses these measures and a reconciliation illustrating the calculation of the measures.

(3)
Represents operating cash flow of $2,206 million divided by 872 million weighted average common shares outstanding for the year.

(4)
The range specified reflects the performance range disclosed to analysts and investors as guidance in Barrick's Fourth Quarter and Year-End Report 2007 rather than a specific target goal. The Committee assessed a specific target within the range for internal purposes.

(5)
Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Cerro Casale is classified as mineralized material and approximately 600,000 ounces of reserves for Pueblo Viejo (Barrick's 60% interest) are classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see page 15 of Barrick's Annual Review 2008.

        In addition to corporate performance as described above, individual performance was also considered in determining the annual performance incentive award. Individual performance highlights for the Named Executive Officers are outlined below, with the exception of Mr. Wilkins whose annual performance incentive award was determined by his transition agreement.

        Peter Munk provided ongoing strategic direction for the Company, led the Company in achieving its key goals in 2008, and led the search for a new Chief Executive Officer.

        Jamie Sokalsky assumed greater responsibilities for public markets as well as internal leadership roles. His key performance highlights included leading the completion of the Company's $1.25 billion debt offering in September 2008 in difficult credit markets; progressing the financing for the Pueblo Viejo project; and continued success in enhancing 2008 financial results through commodity and currency hedging programs.

        Peter Kinver's key operational performance highlights included meeting original guidance for gold production; continued containment of total cash cost and capital expenditure pressures during an inflationary period; reducing lost-time injury frequency by 15% compared to 2007;(1) and maintaining near-term projects on schedule and within pre-production capital budget.

        Kelvin Dushnisky's key government and regulatory affairs highlights included continuing to advance the permitting process for the Pueblo Viejo project special lease agreement; managing the regulatory approvals process for Pascua-Lama; and supporting the record of decision for the Cortez Hills project.

        Alexander Davidson's key exploration and corporate development performance highlights included acquiring power generation for the Pueblo Viejo project; the sale of a royalty portfolio for $150 million in cash; replacement and increase of the Company's proven and probable reserve base by 13.9 million ounces (after depletion) or 11% to 138.5 million ounces, based on a $725 per ounce gold price, at December 31, 2008, including the discovery of new gold deposits at the Turquoise Ridge, Bald Mountain and Kainantu projects.

        While the Committee approves objective corporate performance goals within all corporate measurement categories except Development/Project Advancement, the evaluation of performance is subjective rather than formulaic to allow for judgment in the evaluation process for areas that are outside of management's control. For example, financial results are heavily determined by the price of gold and key inputs into the production process (e.g., energy prices), which may vary significantly from forecasts over a one-year period. The evaluation of performance for Development/Project Advancement is subjectively judged on a backward-looking basis at year-end based on the quality of corporate development work executed and the exploration successes achieved. Performance with respect to individual goals is also evaluated on a subjective basis for the same reasons as performance with respect to corporate goals. Based on 2008 performance as discussed above, Messrs. Sokalsky, Kinver, Dushnisky and Davidson received actual annual performance incentives as shown in the table below as a percentage of salary and as a percentage of target annual performance incentives. The Committee awarded Mr. Sokalsky an award above 200% to reflect his larger leadership roles in both the public markets as well as internally. The Committee also awarded Mr. Dushnisky an award above 200% to reward him for his continued work to advance the permitting process for the Pueblo Viejo (Dominican Republic) and Pascua Lama (Chile/Argentina) projects. Mr. Wilkins received an annual performance incentive equivalent to his 2007 award pursuant to his transition agreement (see "— Transition Agreement with Mr. Wilkins" below).

(1)
For more detailed disclosure on Barrick's safety performance in 2008, please see the 2008 Barrick Responsibility Report.

2008 Annual Performance Incentive Payouts(1)

Name	Target Annual Incentive as % of Salary	Actual Annual Incentive as % of Salary	Actual Annual Incentive as % of Target Annual Incentive
Peter Munk(2)	—	—	—
Gregory C. Wilkins	100%	143%	143%
Jamie C. Sokalsky	75%	157%	209%
Peter J. Kinver	75%	124%	166%
Kelvin P. M. Dushnisky(3)	75%	151%	201%
Alexander J. Davidson	75%	100%	133%

(1)
Based on what was actually paid out to Named Executive Officers in Canadian dollars and calculated as a percentage of target awards in             Canadian dollars.

(2)
Mr. Peter Munk received an additional discretionary cash award for his role as Interim Chief Executive Officer which is not captured in this table since it was a one-time payment rather than a payment made within the structure of the compensation program.

(3)
Mr. Dushnisky received a mid-year salary increase. Values in table are determined based on his salary rate at the end of the year.

  Long-Term Incentives

        Long-term incentives are annual performance-based grants consisting of stock options, restricted share units (RSUs), and, beginning in 2008, performance restricted share units (PRSUs) which are earned based on Barrick's performance. The awards are intended to align executive interests with those of shareholders by tying compensation to share price performance and to aid in retention through vesting schedules. The addition of the PRSUs to the long-term incentive program in 2008 further increases the emphasis on performance for key executives. Currently, 36 officers of the Company receive long-term incentive awards comprised of stock options and/or RSUs, and 12 senior executives receive PRSUs.

        Long-term incentive awards are generally targeted at the median of the peer group, but recipients may receive a greater or lesser long-term incentive grant value based on their annual performance and the annual performance of the Company. Using the same measures and performance review process discussed in "— Annual Performance Incentive" to determine the size of the awards, executive officers may be granted awards that are 100% to 150% of their target long-term incentive awards for performance at targeted levels to superior performance, although the Committee may use its discretion to provide for larger awards under special circumstances. Awards may also be granted to executive officers that are less than 100% of their target long-term incentive awards for annual performance that is below targeted performance levels. In determining whether a long-term incentive award would be granted and the value of any award to executive officers in 2008, the Committee did not consider the amount and terms of outstanding long-term incentive awards.

        Other than in the case of Mr. Wilkins and Mr. Peter Munk, Barrick provides 50% of the value of the long-term incentive award to senior executives in stock options, 25% of the value in RSUs, and 25% in PRSUs. While options, RSUs and PRSUs are all tied to share price, the incentive and retentive value of stock options may be limited in circumstances where, notwithstanding strong corporate and individual performance, the share price performance may be negatively impacted by external factors. Unlike stock options, RSUs continue to provide an incentive for executives to remain with Barrick during such periods, while continuing to tie compensation to share price performance, since the value of the RSU increases or decreases with the share price. To a lesser extent, PRSUs also provide some incentive for executives to remain with Barrick during such periods while further enhancing alignment with shareholders since the number of PRSUs that ultimately vest is based on Barrick's total shareholder return in comparison to that for a group of gold mining companies, referred to below as the "Large Gold Mining Peers". See the discussion below on "— Performance Restricted Share Units". Mr. Peter Munk did not receive any long-term incentive awards in 2008.

Mr. Wilkins received 50% of his long-term incentive award in stock options and 50% in RSUs pursuant to his transition agreement (see "— Transition Agreement with Mr. Wilkins" below).

        Long-term incentive awards are generally granted annually in December in conjunction with the last Board of Directors meeting of each fiscal year. At this meeting, Company and individual officer performance are assessed against the same measures used in the annual performance incentive plan, resulting in the determination of both the annual performance incentive award and long-term incentive award.

        As shown in the table below, Messrs. Sokalsky, Kinver, Dushnisky, and Davidson received long-term incentives based on 2008 performance as discussed in "— Annual Performance Incentive". Messrs. Sokalsky and Kinver each received a special long-term incentive award in the form of stock options in consideration of their increased leadership roles in both the public markets and internally. Mr. Dushnisky also received a special long-term incentive award in the form of stock options in recognition of his continued work to advance the permitting for the Pueblo Viejo (Dominican Republic) and Pascua Lama (Chile/Argentina) projects. Mr. Wilkins received a long-term incentive grant equivalent to his 2007 long-term incentive award pursuant to his transition agreement. Mr. Peter Munk did not receive any long-term compensation for his role as Interim Chief Executive Officer or as Chairman.

Actual Incentives as Percentage of Target

Name	Actual Annual Incentive As % of Target	Actual Long-Term Incentives As % of Target (Excluding Special Award)	Actual Long-Term Incentives As % of Target (Including Special Award)
Peter Munk(1)	—	—	—
Gregory C. Wilkins	143%	124%	124%
Jamie C. Sokalsky	209%	145%	201%
Peter J. Kinver	166%	136%	189%
Kelvin P. M. Dushnisky(2)	201%	104%	133%
Alexander J. Davidson	133%	97%	97%

(1)
Mr. Peter Munk received an additional discretionary cash award for his role as Interim Chief Executive Officer which is not captured in this table since it was a one-time payment rather than a payment made within the structure of the compensation program. See "— Annual Performance Incentive" above. Mr. Peter Munk did not receive a long-term incentive grant.

(2)
Mr. Dushnisky received a mid-year salary increase. Pay mix values are determined based on his salary rate at the end of the year.

        In connection with his appointment as President and Chief Executive Officer, Mr. Regent received a grant of 500,000 stock options valued at approximately $6,970,000(1) and 103,708 RSUs valued at $4,000,000 on February 6, 2009 under the terms described below in "— Stock Options" and "— Restricted Stock Units". These grants are intended to create alignment with the shareholders by providing Mr. Regent with an initial performance-based ownership stake in the Company. Additionally, Mr. Regent will be eligible to receive an annual grant of stock options, RSUs, and PRSUs in December 2009 on the same basis as those awarded to other Named Executive Officers.

(1)
The value reflects the grant date fair value of options granted to Mr. Regent and is reported in U.S. dollars as approved by the Compensation Committee. The fair value of each option is an estimate calculated by Barrick using the Lattice option pricing model as calculated by an external consulting firm, Towers Perrin, consistent with the valuation for accounting purposes in accordance with Section 3870 of the Handbook. Barrick's model may not be identical to the model used by other companies as it is sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies. The key Lattice assumptions for this grant were a risk-free interest rate of 0.44% - 3.05% based on the treasury yield curve, a dividend yield of 1.0%, share price volatility of 35% - 66%, and an expected term of 5.1 years. Using these assumptions, the Lattice value of the options granted to Mr. Regent on February 6, 2009 is approximately $13.94 per option. The option grant was made under the Stock Option Plan (2004). Options vest and become exercisable as to 25% on each of the first, second, third and fourth anniversaries of the date of grant. Options were granted at an exercise price equal to the closing price of Barrick Common Shares on the NYSE on the date immediately preceding the date of grant. Each option expires seven years after the date of its grant. The market value of the common shares underlying options on the date of grant is based on the closing price on the New York Stock Exchange on the date of grant.

  Stock Options

        Stock option grants to executives play an important role in building shareholder value since they are directly linked to increases in the wealth of shareholders. In 2008, the number of options granted was determined by using the closing price of Barrick's Common Shares on the trading day immediately prior to the grant date and by: 1) establishing an option pool for all employees receiving options (including the Named Executive Officers) using the aggregate value of the long-term incentive awards allocated to options divided by a fair value determined by a Lattice model; and, 2) allocating the number of options to each option recipient in accordance with his or her proportion of the option pool. In determining the number of options granted to the Named Executive Officers in 2008, the Committee did not consider the outstanding options previously granted to the Named Executive Officers.

        Stock options are granted with an exercise price of not less than the closing price of the Barrick Common Shares on the trading day immediately prior to the date of grant (unless the grant occurs during a trading blackout period in which case the exercise price is set based on the higher of the closing price of Barrick Common Shares on the day before the date of grant and the closing price of Barrick Common Shares on the first business day following the expiry of the trading blackout period pursuant to the Stock Option Plan (2004), and vest over four years. A four-year vesting period is commensurate with competitive practice and aids in retention of key personnel. Options expire seven years from the date of grant. They are not transferable, and repricing of options is expressly prohibited.

  Restricted Share Units (RSUs)

        In lieu of granting actual shares, a specific number of RSUs that each have a value equal to one Barrick Common Share is granted. The number of units is determined by dividing the value of the long-term incentive award allocated to RSUs by the closing price of Barrick Common Shares on the trading day immediately prior to the date of grant. RSUs granted prior to 2008 vest and are paid out in cash on the third anniversary of the grant date. Starting in 2008, newly granted RSUs vest and will be paid out in cash 30 months after the date of grant to improve market competitiveness and retention by staggering RSU payouts from annual performance incentive payouts. Pursuant to the RSU plan, at vesting, each RSU will have a value equal to the then current average closing market price in Canadian dollars of one Barrick Common Share on each day during the last five trading days prior to the vesting date. Additional RSUs are credited to reflect dividends paid on Barrick Common Shares.

  Performance Restricted Share Units (PRSUs)

        The number of target PRSUs granted equals the number of RSUs granted. PRSUs are eligible to vest following a three year performance period from the day of grant. Vesting is based on the achievement of performance goals over the performance period, and ranges from 50% of the number of target PRSUs for threshold performance up to 200% of target for maximum performance. Additional PRSUs are credited to reflect dividends paid on Barrick Common Shares during the performance period. PRSUs resulting from dividend equivalent credits are subject to the same vesting provisions as the underlying PRSUs that were actually granted. All PRSUs are forfeited if performance is below threshold.

        Performance for the December 2008 PRSU grant will be based on Barrick's total shareholder return over the three-year period (beginning December 9, 2008 and ending on December 9, 2011) compared to the total shareholder return performance for Large Gold Mining Peers (those with market capitalizations greater than $3 billion as of September 30, 2008). These companies include:

Agnico Eagle Mines Limited	Kinross Gold Corporation
AngloGold Ashanti Limited	Lihir Gold Limited
Gold Fields Limited	Newcrest Mining Limited
Goldcorp Inc.	Newmont Mining Corporation
Harmony Gold Mining Company Limited	Yamana Gold Inc.

        Currently, this group is limited to gold mining companies because gold is often subject to a different commodity price cycle than those for other metals and minerals. The different commodity price cycles greatly influence total shareholder return, and lessen the credibility of comparisons of total shareholder return between gold mining companies and other metals and mineral mining companies. Two of the Large Gold Mining Peers, Gold Fields Limited and Newmont Mining Corporation, are in the compensation peer group. The other Large Gold Mining Peers are not in the compensation peer group because they are, in general, much smaller than Barrick, and in some cases, their operations are concentrated in only one geographic region. The peer group for performance comparisons will be reviewed each year before the start of a new performance period.

        At the end of the first performance cycle on December 9, 2011, 100% of the target number of PRSUs will be awarded if Barrick's three-year total shareholder return performance equals the weighted average three-year total shareholder return of the Large Gold Mining Peers (using a market capitalization weighted average). Awards may range from 50% of target PRSUs for total shareholder return that is 12.5 percentage points below the Large Gold Mining Peer weighted average total shareholder return to 200% of target PRSUs for total shareholder return that is 20 percentage points or more above the Large Gold Mining Peer weighted average total shareholder return. Awards will be 0% of target PRSUs for total shareholder return that is more than 12.5 percentage points below the Large Gold Mining Peer weighted average total shareholder return. Awards are capped at 100% of target PRSUs if Barrick's total shareholder return is negative even if its total shareholder return relative to peers is above the weighted average. See table below:

PRSU Award Payout Schedule*

Barrick Percentage Point Difference versus Weighted Average Peer Total Shareholder Return	Percentage of Target PRSUs Awarded*
More than +20.0%	200%
+18.0%	190%
+16.0%	180%
+14.0%	170%
+12.0%	160%
+10.0%	150%
+8.0%	140%
+6.0%	130%
+4.0%	120%
+2.0%	110%
Weighted Average	100%
-2.5%	90%
-5.0%	80%
-7.5%	70%
-10.0%	60%
-12.5%	50%
Less than -12.5%	0%

*Payouts will be interpolated between points on the payout schedule.

        For purposes of the total shareholder return calculation, beginning and ending share prices will be the quarterly average of daily closing share prices as of the quarter preceding the start of the performance period and the last quarter of the performance period, respectively. If there is an announcement of a potential acquisition of a Large Gold Mining Peer company during the performance period, that company will be excluded from the calculation; however, if such potential acquisition is called off before the end of the performance period, the company will be included. The Compensation Committee has discretion to adjust awards should any material unusual circumstances occur during the performance period (e.g., a significant number of peers are acquired during the performance period or takeover speculation significantly affects Barrick's share price at the end of a performance period). Final PRSU awards, including those resulting from dividend equivalents during the performance period, will be paid out in cash. Pursuant to the RSU plan, each PRSU will have a value equal to the then current average closing market price in Canadian dollars of one Barrick Common Share on each day during the last five trading days prior to the vesting date.

  Executive Retirement Plan

        Consistent with competitive practice, Barrick provides executive officers with the Retirement Plan for Designated Executives and Designated U.S. Executives of Barrick Gold Corporation ("Executive Retirement Plan") to help attract and retain a highly qualified executive team. The Executive Retirement Plan is a defined contribution cash balance plan providing supplemental retirement benefits to selected executives. The Executive Retirement Plan covers all officers of the Company except Mr. Peter Munk, Chairman, and Mr. C.W.D. Birchall, Vice Chairman. Currently, 36 officers of the Company, including Mr. Regent and all of the Named Executive Officers other than Mr. Peter Munk, participate in the Executive Retirement Plan.

        Pursuant to the Executive Retirement Plan, an amount equal to 15% of the officer's salary and annual performance incentive amount for the year is accrued and accumulated with interest until retirement. Accordingly, the ultimate plan benefit is based, at least in part, on performance through the annual performance incentive. For a detailed discussion of the plan details and mechanics, see "— Executive Retirement Plan Benefits".

  Other Benefits and Perquisites

        Barrick provides competitive benefits and perquisites to executives to aid in the attraction and retention of highly qualified executives. Benefits are provided on the same basis as they are to all full-time employees and include life insurance, medical and dental benefits, as well as disability coverage. Perquisites generally include automobile and parking benefits, financial counseling, and executive long-term disability insurance. Messrs. Peter Munk and Wilkins also receive club memberships, home security, and, in the case of Mr. Peter Munk, a personal car and driver for secure transportation. In addition, pursuant to Mr. Wilkins' transition agreement, Barrick will pay for Mr. Wilkins' out-of-pocket medical expenses not covered by insurance and the cost of travel to attend a medical appointment including the reasonable use of the corporate airplane (see "— Transition Agreement with Mr. Wilkins" below).

  Change-in-Control Arrangements

        Barrick entered into change-in-control agreements with Messrs. Sokalsky, Kinver, and Davidson in March 2004, with Mr. Dushnisky in July 2005, and with Mr. Regent in March 2009 (each a "Covered Executive") in order to induce them to remain employed by the Company in the event of a change-in-control (as defined in the agreements). In the event of a change-in-control, Barrick has agreed with each of the Covered Executives that if his employment is terminated by the Company (other than for cause, disability or retirement) or the Covered Executive terminates his employment for good reason at any time within one year following the change-in-control, such individual will be entitled to receive, among other things, severance benefits described in items (a) — (h) below. If the executive was within three years of normal retirement at such time, the benefits described in (a), (b), and (c) would be reduced by replacing the three times multiple with a fraction equal to (i) the number of days between date of termination following the change in control and the date of normal retirement (ii) divided by 365. The normal retirement age for the purposes of the change-in-control arrangement is 65 for all benefits except the Executive Retirement Plan where the normal retirement age is 55.

  (a)
  Three times annual salary based upon the greater of (i) the salary paid to the Covered Executive for the fiscal year next preceding the fiscal year during which the change-in-control occurs; and (ii) the salary which would have been payable to the Covered Executive (based upon the agreed salary rate in effect immediately preceding the change-in-control) for the 12 months immediately following the change-in-control (in addition to any unpaid salary already earned).

  (b)
  Three times an amount equal to the greater of (i) the agreed yearly target annual performance incentive (if any) which is payable to the Covered Executive immediately prior to the change-in-control; and (ii) the average of the yearly annual performance incentive amounts paid or payable to the Covered Executive over the last three completed fiscal years next preceding the change-in-control.

  (c)
  Three times the amount that would have been credited to the Covered Executive's benefit under the Executive Retirement Plan during the year (in addition to the amounts already accrued in the Executive Retirement Plan).

  (d)
  Immediate vesting of all unvested stock options, and options will remain exercisable for the lesser of three years or their remaining term to expiry;

  (e)
  Job relocation counseling services for up to 18 months after termination;

  (f)
  The continuation of all life insurance, medical, dental, health, and accident and disability plans until the earlier of three years after termination, the Covered Executive's normal retirement date, or the Covered Executive's commencement of full time employment with a new employer;

  (g)
  The continued use of the automobile benefit until three years after termination; and

  (h)
  Gross-up payments for tax purposes. Gross-up payments do not currently apply to any Named Executive Officer since no executive officer is subject to U.S. income taxes.

        "Good reason" is included as a trigger to protect the employee from any potential capricious actions by the future employer and is defined in the "— Potential Payments Upon a Change-in-Control or Termination".

        These payments and benefits, as well as the triggering events under a change-in-control, were determined based largely on typical competitive practice for senior executives. In exchange for these benefits, the agreement requires the Covered Executives to maintain the confidentiality of any confidential or proprietary information concerning Barrick for a period of three years following termination.

        Also in March 2004, Barrick entered into a change-in-control agreement with Mr. Wilkins. This agreement was terminated in July 2008 when, in connection with his resignation as President and Chief Executive Officer and employment as Executive Vice Chairman, Barrick entered into a transition agreement with Mr. Wilkins as described below in "— Transition Agreement with Mr. Wilkins".

        Barrick has not entered into change-in-control arrangements with Mr. Peter Munk.

        Finally, change-in-control provisions for RSUs and the new PRSUs are not covered in the change-in-control agreements with Messrs. Regent, Sokalsky, Kinver, Dushnisky and Davidson. In the cases of both RSUs and PRSUs, a "double trigger" is required to accelerate vesting. That is, if there is a change-in-control followed by a termination by the Company other than for cause, disability or retirement, or a termination by the executive for good reason, the RSUs will vest immediately pursuant to the Restricted Share Unit Plan and PRSU awards will vest pursuant to the 2008 award agreement. Vesting of the PRSUs is based on how much of the performance cycle is complete at the time of the change-in-control and is converted to cash paying out at the end of the performance period.

  •
  If the performance cycle is less than half complete, a pro-rata portion of the target award would vest based on performance during the portion of the cycle completed.

  •
  If the performance cycle is half complete or more, the number of units vesting would be determined at the time of the change-in-control based on performance to date (not pro-rated).

  Transition Agreement with Mr. Wilkins

        In connection with Mr. Wilkins' resignation as President and Chief Executive Officer, Barrick entered into an agreement with him effective as of June 30, 2008 that would provide for his continued employment as Executive Vice

Chairman for a one-year period which may be renewed for additional one year terms by mutual agreement between Barrick and Mr. Wilkins. Mr. Wilkins' continued services were critical during the transition in leadership to ensure continuity and focus on the Company's business goals as Barrick searched for a permanent replacement as Chief Executive Officer. Under the agreement, Mr. Wilkins agreed to provide his assistance during the transition as the Company searched for a permanent replacement and such other duties assigned to him by the Board of Directors, and Mr. Wilkins received or will receive the following compensation and benefits during his initial one-year term as Executive Vice Chairman:

  (a)
  Continued base salary rate of $1,492,495 (converted at the 2008 average annual exchange rate: Cdn$1,591,000);

  (b)
  Annual performance incentives:

  i.
  An award of $2,132,270 (converted at the 2008 average annual exchange rate: Cdn$2,273,000) in December 2008;

  ii.
  An award of Cdn$1,136,500 on June 30, 2009 (pro-rated award under the annual performance incentive plan);

  (c)
  Long-term incentives:

  i.
  A grant of $4,600,000 consisting of 50% stock options and 50% RSUs in or around December 2008;

  ii.
  A grant of $2,300,000 consisting of 50% stock options and 50% RSUs on June 30, 2009 (pro-rated award under the annual performance incentive plan);

  (d)
  Continued participation in the Executive Retirement Plan;

  (e)
  Continued payment by Barrick for medical, dental, life insurance, and disability coverage premiums;

  (f)
  Out-of-pocket medical expenses not covered by insurance and related travel costs, including the reasonable use of the Company airplane to attend medical appointments subject to availability on reasonable notice; and

  (g)
  Continued use of a Company car.

        During any renewal of the one-year initial term, Mr. Wilkins will be entitled to receive:

  (v)
  Base salary of Cdn$1,591,000;

  (w)
  Continued participation in the Executive Retirement Plan;

  (x)
  Continued payment by Barrick for medical, dental, life insurance, and disability coverage premiums;

  (y)
  Out-of-pocket medical expenses not covered by insurance and related travel costs, including the reasonable use of the Company airplane to attend medical appointments subject to availability on reasonable notice; and

  (z)
  Continued use of a Company car.

        Upon termination due to death, resignation for health reasons, or the completion of his term as Executive Vice Chairman (provided he does not continue as a member of the Board of Directors, in which case it will be the date he ceases to be a director), Mr. Wilkins will be entitled to receive the following severance benefits:

  •
  An option exercise period equal to the earlier of the normal term to expiry or three years;

  •
  Immediate vesting of any unvested portion of the options granted pursuant to the Stock Option Plan (2004) and stock options granted pursuant to the terms of this transition agreement; and

  •
  Immediate vesting of all RSUs.

Furthermore, if Mr. Wilkins is terminated, disabled or dies prior to the completion of the initial one-year term, Barrick will pay in cash any remaining portions of the initial one-year term compensation amounts described above in items (a) through (d) to Mr. Wilkins or his estate.

        This agreement terminated the Change-in-Control Agreement Barrick had entered into with Mr. Wilkins in March 2004.

  Share Ownership Expectation

        Barrick requires its Named Executive Officers to own a minimum amount of Barrick Common Shares to further align the interests of executives with those of shareholders, as outlined below. Messrs. Sokalsky, Kinver and Davidson are required to hold Barrick Common Shares equivalent to the relevant multiple of their 2003 pre-tax salary by 2008 (the requirement was established in 2003). Mr. Dushnisky became subject to this requirement in 2007, and is required to hold Barrick Common Shares equivalent to the relevant multiple of his 2007 pre-tax salary by 2012. Required and actual share ownership are outlined below for the Named Executive Officers. Executives may designate unvested RSUs such that they will count towards this total until vesting. As of December 31, 2008, each of the other Named Executive Officers had met their share ownership expectations. Mr. Peter Munk was not subject to the share ownership expectation for the Chief Executive Officer level given the temporary nature of his role as Interim Chief Executive Officer during 2008. Both Mr. Peter Munk and Mr. Wilkins are subject to the director ownership guideline of $250,000. Each of Mr. Peter Munk and Mr. Wilkins has met the director ownership guideline. Mr. Aaron Regent, the President and Chief Executive Officer, is required to hold Barrick Common Shares equivalent to three times his 2009 pre-tax salary by 2014.

			Actual Share Ownership of Named Executive Officers at December 31, 2008(1)
						Ownership Multiple(2)
	Share Ownership Requirement
Named Executive Officer (a)			Directly Held Shares (f)	RSUs Subject to Vesting (g)		Based on Directly Held Shares Only (i)	Based on Total Ownership (j)
	Title (b)	Ownership Multiple(2) (c)			Total Ownership (h)
Peter Munk	Chairman and Interim Chief Executive Officer	Not Applicable(3)	$64,347,500	$0	$64,347,500	Not Applicable(3)	Not Applicable(3)
Gregory C. Wilkins	Former President and Chief Executive Officer	Not Applicable(4)	547,138	8,479,199	9,026,337	Not Applicable(4)	Not Applicable(4)
Jamie C. Sokalsky	Executive Vice President and Chief Financial Officer	1	0	2,959,397	2,959,397	0.0	6.6
Peter J. Kinver	Executive Vice President and Chief Operating Officer	2	32,375	3,476,714	3,495,337	0.0	7.9
Kelvin P. M. Dushnisky	Executive Vice President, Corporate Affairs	1	0	2,235,873	2,235,873	0.0	6.0
Alexander J. Davidson	Executive Vice President, Exploration and Corporate Development	1	36,028	3,117,324	3,139,159	0.1	8.5

(1)
The values of Barrick Common Shares and RSUs are based on the closing price of a Barrick Common Share on the New York Stock Exchange as at December 31, 2008 ($36.77).

(2)
The ownership multiple for Messrs. Sokalsky, Kinver and Davidson is based on their 2003 pre-tax salaries. The ownership multiple for Mr. Dushnisky is based on his 2007 pre-tax salary.

(3)
Mr. Peter Munk, the Chairman, was subject to the ownership guidelines for directors rather than the ownership multiple required for the Chief Executive Officer given the temporary nature of his role as Interim Chief Executive Officer during 2008.

(4)
Mr. Wilkins, the Executive Vice Chairman, was subject to the ownership guidelines for directors rather than the ownership multiple required for the Chief Executive Officer given his mid-year transition.

Compensation Consultant Advice

        During 2008, the Compensation Committee engaged an outside consulting firm, Semler Brossy Consulting Group, LLC ("Semler Brossy"), to provide information in support of the annual compensation review of the Chief

Executive Officer and other senior management, and to carry out a competitive assessment of board director compensation. Semler Brossy provided analysis of market trends and practices with respect to executive pay levels and pay program design, recommendations for peer group composition, data on total compensation offered for similar executive positions in Barrick's peer group, guidance on executive compensation plan design and support with respect to proxy disclosure of compensation information, including how other companies have addressed some aspects of disclosure. Semler Brossy also provided analysis of director pay practices and levels, market trends, and guidance on the director compensation program. The decisions made by the Compensation Committee related to the above matters are the responsibility of the Committee and may reflect factors and considerations other than information and recommendations provided by Semler Brossy.

        In the 2008 fiscal year, Semler Brossy's fees as the Compensation Committee's consultant totaled $415,800, compared to $321,000 in 2007. The Company also paid Semler Brossy $7,600 during 2008 for services rendered in connection with a special performance-based retention program for management personnel at the Company's African operations, compared to $94,500 during 2007 for services rendered in connection with annual and long-term incentive program design for managers to ensure that such programs are consistent with those for senior management.

        The Compensation Committee also engaged the services of another independent consultant, Hugessen Consulting Inc., to provide: (1) an assessment of the change-in-control plan and the change-in-control agreements and (2) guidance with respect to the form of payment for the additional payment to Mr. Peter Munk for his role as Interim Chief Executive Officer. The decisions made by the Compensation Committee related to these matters are the responsibility of the Committee and may reflect factors and considerations other than information and recommendations provided by Hugessen Consulting. Fees paid to Hugessen Consulting in 2008 totaled 59,300.

        Finally, as in past years, Barrick retained Towers Perrin to value the stock options granted by the Company during 2008, the fees for which totaled $17,500 in 2008, compared to $17,500 in 2007.

Performance Graphs

        The following graph compares the total cumulative shareholder return for Cdn$100 invested in Barrick Common Shares on the Toronto Stock Exchange on January 1, 2004 with the cumulative total return of the S&P/TSX Global Gold Index (formerly, the S&P/TSX Capped Gold Index) and the S&P/TSX Composite Index for the five most recently completed financial years. The total cumulative shareholder return for Cdn$100 invested in Barrick Common Shares on the Toronto Stock Exchange was Cdn$159.74 as compared with CDN$141.11 for the S&P/TSX Global Gold Index and Cdn$122.78 for the S&P/TSX Composite Index.

Cumulative Value of Cdn$100 Investment(1)
From January 1, 2004 to December 31, 2008

(1)
Dividends paid on Barrick Common Shares are assumed to be reinvested at the closing share price on the dividend payment date. The two TSX indices are total return indices, and they include dividends reinvested.

        The following graph compares the total cumulative shareholder return for US$100 invested in Barrick Common Shares on the New York Stock Exchange on January 1, 2004 with the cumulative return of the PHLX Gold & Silver Sector (XAU) Index and the S&P 500 Index for the five most recently completed financial years. The total cumulative shareholder return for US$100 invested in Barrick Common Shares on the New York Stock Exchange was US$169.65 as compared with US$120.47 for the PHLX Gold & Silver Sector (XAU) Index and US$89.52 for the S&P 500 Index.

Cumulative Value of US$100 Investment(1)
From January 1, 2004 to December 31, 2008

(1)
Dividends paid on Barrick Common Shares are assumed to be reinvested at the closing share price on the dividend payment date. The S&P 500 Index and the PHLX Gold & Silver Sector (XAU) Index are total return indices, and they include dividends reinvested.

        To evaluate the trend in Barrick compensation levels in relation to Barrick performance as measured in the graphs above, Barrick relied on total annual compensation awarded for fiscal years 2004 through 2008 on the same basis as is currently disclosed in the Summary Compensation Table below, using fiscal year 2003 compensation as a base amount for comparing changes in compensation over time. As such, the total annual compensation each year primarily reflects the Compensation Committee's pay decisions each year with respect to salary, actual annual performance bonus and grants of stock options, RSUs, and PRSUs. The total annual compensation includes pension value and all other compensation; however, these two components generally represented less than 10% of total annual compensation. Further, the total annual compensation reflects compensation for the Chief Executive Officer and other four Named Executive Officers as disclosed each year, rather than the compensation from 2004 through 2008 (and 2003 for a base amount) for the current Named Executive Officers, who may not have been among the top five officers each year since 2003. For 2008, Barrick total annual compensation includes compensation for the former Chief Executive Officer, Mr. Wilkins. Compensation for Mr. Peter Munk, who served as Interim Chief Executive Officer, is not included in this analysis since he only held that position on an interim basis from March of 2008 through the end of 2008.

        The trend in compensation levels from January 1, 2004 to December 31, 2008 in comparison to compensation levels in 2003 for the former Chief Executive Officer (Mr. Wilkins) and the other four Named Executive Officers each year (excluding Mr. Peter Munk) generally tracked Barrick performance as measured by the change in the value of $100 invested in Barrick Common Shares on the Toronto Stock Exchange and the New York Stock Exchange. As at December 31, 2007, total annual compensation for the former Chief Executive Officer had increased about 50% in comparison to 2003 total annual compensation, and total annual compensation for the other four Named Executive Officers as a group had increased about 70% in comparison to 2003 total annual compensation. The most significant portion of these increases was in 2006 and 2007, reflecting the successful acquisition and integration of Placer Dome Inc. This success was reflected in the Company's share price. As at December 31, 2007, the value of $100 invested in Barrick Common Shares on January 1, 2004 had increased approximately 48% on the Toronto Stock Exchange compared to an 83% increase for a similar investment in the S&P/TSX Composite Index over the same period. As at December 31, 2007, the value of the $100 invested in Barrick Common Shares on January 1, 2004 had increased approximately 92% on the New York Stock Exchange compared to a 42% increase for a similar investment in the S&P 500 Index over the same period.

        In 2008, pay decisions generally reflected the performance achievement of the Company in a difficult operating environment, and the relatively greater share price stability of Barrick during the exceptional stock market turmoil and decline in the fourth quarter of 2008. Total annual compensation for the former Chief Executive Officer decreased about 6% and total annual compensation for the other four Named Executive Officers as a group increased about 12%. A significant portion of the increase to the other four Named Executive Officers is attributable to the pay decisions that reflected the stepped up roles of those Named Executive Officers during the leadership transition. As at December 31, 2008, the value of $100 invested in Barrick Common Shares on the Toronto Stock Exchange on January 1, 2008 had increased about 8%, compared to a 33% decline for a similar investment in the S&P/TSX Composite Index over the same period. As at December 31, 2008, the value of $100 invested in Barrick Common Shares on the New York Stock Exchange on January 1, 2008 had declined about 11%, compared to a 37% decline for a similar investment in the S&P 500 Index over the same period.

Compensation of Named Executive Officers

        The table below provides compensation information for the three financial years ended December 31, 2008 for the Interim Chief Executive Officer, the former Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of Barrick (collectively referred to as the "Named Executive Officers") measured by base salary, annual performance incentive payout, share-based awards, option-based awards, and all other compensation (excluding any payments made in connection with a termination or change-in-control) during the financial year ended December 31, 2008. Compensation, which is paid in Canadian dollars, is reported in U.S. dollars. Salary increases discussed in "Compensation and Discussion Analysis — Base Salary" are calculated in Canadian dollars because the Named Executive Officers are paid in Canadian dollars, and conversions to U.S. dollars may vary significantly from year to year based on the different exchange rates for each year.

Summary Compensation Table

Non-Equity Incentive Plan Compensation ($) (f)
Name and Principal Position (a)	Year (b)	Salary(1) ($) (c)	Share- Based Awards(2) ($) (d)	Option- Based Awards(3) ($) (e)	Annual Incentive Plans(1),(4) (f1)	Long- Term Incentive Plans (f2)	Pension Value(5) ($) (g)	All Other Compensation(1),(6) ($) (h)	Total Compensation ($) (i)
Peter Munk(7) Chairman and Interim Chief Executive Officer	2008 2007 2006	$938,086 930,406 881,756	Nil Nil Nil	Nil Nil Nil	$5,472,170 Nil Nil	Nil Nil Nil	Nil Nil Nil	$94,949 79,461 67,314	$6,505,205 1,099,867 949,070
Gregory C. Wilkins(8) Executive Vice Chairman and Former President and Chief Executive Officer	2008 2007 2006	1,492,495 1,480,275 1,237,104	$2,300,009 2,323,798 2,650,000	$2,269,524 2,904,190 1,785,221	2,132,270 2,114,812 3,005,908	Nil Nil Nil	$543,715 539,263 636,452	160,290 109,417 44,979	8,898,303 9,471,755 9,359,664
Jamie C. Sokalsky Executive Vice President and Chief Financial Officer	2008 2007 2006	703,565 671,753 577,550	1,250,012 830,333 1,105,000	2,201,435 1,037,719 654,585	1,103,189 846,669 780,354	Nil Nil Nil	271,013 227,763 203,686	42,049 43,851 37,340	5,571,263 3,658,088 3,358,515
Peter J. Kinver Executive Vice President and Chief Operating Officer	2008 2007 2006	886,492 835,504 699,233	1,250,012 1,139,228 1,297,500	2,201,435 1,423,767 862,959	1,103,189 1,151,842 1,059,871	Nil Nil Nil	298,452 298,102 263,866	78,840 72,648 53,037	5,818,420 4,921,091 4,236,466
Kelvin P. M. Dushnisky Executive Vice President, Corporate Affairs	2008 2007 2006	569,887 423,335 352,703	907,534 906,882 650,075	1,366,516 1,133,346 595,080	953,096 635,467 476,148	Nil Nil Nil	228,447 158,820 124,328	41,113 25,236 27,127	4,066,593 3,283,086 2,225,461
Alexander J. Davidson Executive Vice President, Exploration and Corporate Development	2008 2007 2006	841,463 792,706 617,230	839,028 1,048,543 1,297,500	827,882 1,310,425 862,863	842,402 1,163,007 1,062,517	Nil Nil Nil	252,580 293,357 251,962	69,059 64,886 49,201	3,672,414 4,672,924 4,141,273

(1)
All compensation is paid in Canadian dollars and reported in U.S. dollars. The rate of exchange used to convert Canadian dollars to U.S. dollars is the annual average exchange rate reported by the Bank of Canada for the relevant year. The annual average rates reported by the Bank of Canada are: 2008 — 1.0660, 2007 — 1.0748, and 2006 — 1.1341.

(2)
The figures shown reflect the grant date fair value of RSUs and PRSUs granted for the specified fiscal years and are reported in U.S. dollars as approved by the Compensation Committee. Grant date fair value is determined by multiplying the number of RSUs or target number of PRSUs by the share price on the NYSE at closing on the day preceding the day of grant. No PRSUs were granted in 2006 or 2007. In respect of fiscal 2008, on December 9, 2008, 84,404 RSUs were granted to Mr. Wilkins, 22,936 RSUs and 22,936 target PRSUs were granted to Mr. Sokalsky, 22,936 RSUs and 22,936 target PRSUs were granted to Mr. Kinver, 16,652 RSUs and 16,652 target PRSUs were granted to Mr. Dushnisky, and 15,395 RSUs and 15,395 target PRSUs were granted to Mr. Davidson. The 2006 and 2007 RSUs vest and become payable on the third anniversary of the date of grant. The 2008 RSUs vest and become payable 30 months from the day of grant. The 2008 PRSUs vest upon achievement of total shareholder return from December 9, 2008 to December 9, 2011 versus that for the Large Gold Peers. Additional RSUs and PRSUs are credited to reflect dividends paid on Barrick Common Shares. The PRSUs are further described in the Compensation Discussion & Analysis under "— Performance Restricted Share Units".

(3)
The figures in this column reflect the grant date fair value of options granted to Named Executive Officers for each of 2008, 2007, and 2006 and are reported in U.S. dollars as approved by the Compensation Committee. The fair value of each option is an estimate calculated by Barrick using the Lattice option pricing model as calculated by an external consulting firm, Towers Perrin, consistent with the valuation for accounting purposes in accordance with Section 3870 of the Handbook. Barrick's model may not be identical to the model used by other companies as it is sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies. For the most recent option grant on December 9, 2008, the key Lattice assumptions were a risk-free interest rate of 0.25% — 2.67% based on the treasury yield curve, a dividend yield of 1.5%, share price volatility of 35% — 70%, and an expected term of 5.2 years. Using these assumptions, the Lattice value of the options granted to the Named Executive Officers on December 9, 2008 is approximately $9.68 per option. All option grants were made under the Stock Option Plan (2004). Options vest and become exercisable as to 25% on each of the first, second, third and fourth anniversaries of the date of grant. Options were granted at an exercise price equal to the closing price of Barrick Common Shares on the NYSE on the date immediately preceding the date of grant. Each option expires seven years after the date of its grant. The market value of the common shares underlying options on the date of grant is based on the closing price on the New York Stock Exchange on the date of grant. See the "Supplemental Long-Term Incentive Grants Table" below for further detail.

(4)
The amounts shown, other than that for Mr. Peter Munk, reflect the payouts of the Annual Performance Incentive as described in the "Compensation Discussion and Analysis — Annual Performance Incentive". The amount shown for Mr. Peter Munk reflects a discretionary cash award for his role as Interim Chief Executive Officer during 2008 and is equivalent to $6,566,604 (CDN $7,000,000) prorated from March 1, 2008 to December 31, 2008.

(5)
The figures shown represent employer contributions pursuant to the Executive Retirement Plan. No above-market or preferential earnings are credited on any contributions. Executive Retirement Plan values are denominated in Canadian dollars and are converted from Canadian dollars to U.S. dollars using the annual average exchange rate reported by the Bank of Canada for each respective year. See "— Executive Retirement Plan Benefits" below for further detail.

(6)
Prior to 2007, consistent with applicable law, Barrick has not disclosed Named Executive Officers' perquisites and other personal benefits if the total amounts did not exceed the lesser of Cdn$50,000 and 10% of the total annual salary for that year. However, consistent with our practice in 2007, Barrick is reporting all perquisites and other personal benefits of the Named Executive Officers, including those that are below the minimum level that requires reporting, for 2008, 2007 and 2006. The perquisites and other personal benefits for each Named Executive Officer in the relevant years are as follows:
	Year (a)	Car Lease ($) (b)	Executive Long-Term Disability Plan Premiums ($) (c)	Financial Counseling ($) (d)	Parking ($) (e)	Club Memberships ($) (f)
P. Munk	2008 2007 2006	$29,738 21,194 20,086	Nil Nil Nil	Nil Nil Nil	$4,476 4,220 3,843	$6,156 6,622 6,106
G. Wilkins	2008 2007 2006	32,033 26,361 22,417	$56,446 71,718 15,478	Nil Nil Nil	4,476 4,220 3,843	2,659 2,564 2,430
J. Sokalsky	2008 2007 2006	18,526 20,449 19,235	16,195 16,484 12,010	Nil Nil Nil	7,327 6,918 6,095	Nil Nil Nil
P. Kinver	2008 2007 2006	29,921 23,268 20,712	29,393 30,611 14,817	$12,198 11,851 11,198	7,327 6,918 6,310	Nil Nil Nil
K. Dushnisky	2008 2007 2006	20,479 3,991 10,043	5,187 5,144 4,424	10,971 11,881 8,818	4,476 4,220 3,843	Nil Nil Nil
A. Davidson	2008 2007 2006	18,337 15,415 14,609	31,767 32,365 18,691	14,479 12,886 12,058	4,476 4,220 3,843	Nil Nil Nil

        Additional Perquisites Provided to Messrs. Peter Munk and Wilkins
Mr. Peter Munk received home security and a personal car and driver for secure transportation in the amounts of $54,579, $47,425 and $37,279 in 2008, 2007 and 2006, respectively. Mr. Wilkins also received home security in the amount of $4,592, $4,554 and $811 in 2008, 2007 and 2006, respectively. Additionally, the incremental cost of Mr. Wilkins' personal use of the corporate plane was $60,084 in 2008. Mr. Wilkins did not have any personal use of the corporate plane in 2007 or 2006. The incremental cost of Mr. Wilkins' personal use of the corporate plane is based on the variable cost per flight hour of $3,283.30 multiplied by 18.3 hours of use. The variable cost per flight hour takes into account: fuel, landing fees, airway fees, handling fees, crew expenses, crew positioning costs, catering, commissary, parking and hangar away from Toronto, and some of the maintenance costs (such as oil, fluids, tires, oxygen, nitrogen, hourly maintenance inspection, maintenance driven by cycles, some parts). All amounts are converted from Canadian dollars to U.S. dollars using the Bank of Canada average annual exchange rate in each respective year.

(7)
Mr. Peter Munk, Barrick's founder and Chairman of the Board, was appointed as the Interim Chief Executive Officer on March 27, 2008 during a medical leave of absence of Mr. Gregory Wilkins. During this time, Mr. Munk was paid his regular annual salary for his role as Chairman of the Board as disclosed in column (c), an additional discretionary cash award for his role as Interim Chief Executive Officer as disclosed in column (f1), and a car lease and parking benefits as described in column (h) of the Summary Compensation Table. Mr. Munk did not receive any of the director retainers described in "Compensation of Directors". Mr. Munk ceased to be the Interim Chief Executive Officer on January 15, 2009. Mr. Aaron Regent was appointed President and Chief Executive Officer effective January 16, 2009.

(8)
Mr. Wilkins began a medical leave of absence on March 27, 2008. On June 30, 2008, Mr. Wilkins resigned from his position as President and Chief Executive Officer and was appointed Executive Vice Chairman. See "— Transition Agreement with Mr. Wilkins" for more information about Mr. Wilkins' compensation arrangements. Mr. Wilkins did not receive any of the director retainers described in "Compensation of Directors".

Supplemental Long-Term Incentive Grants Table

        The following supplemental table provides details on the stock option, RSU and PRSU awards granted to the Named Executive Officers in 2008.

			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards:	All Other Option Awards:
Name (a)	LTI Vehicle (b)	Grant Date (c)	Threshold (#) (d)	Target (#) (e)	Maximum (#) (f)	Number of Shares or Stock Units (#) (g)	Number of Securities Underlying Options (#) (h)	Exercise Price of Option Awards(1) ($) (i)	Grant Date Fair Value(2) ($) (j)
Peter Munk	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Gregory C. Wilkins	Options RSUs	12/9/08 12/9/08				84,404	234,455	$27.25	$2,269,524 2,300,009
Jamie C. Sokalsky	Options RSUs PRSUs	12/9/08 12/9/08 12/9/08	11,468	22,936	45,872	22,936	227,421	27.25	2,201,435 625,006 625,006
Peter J. Kinver	Options RSUs PRSUs	12/9/08 12/9/08 12/9/08	11,468	22,936	45,872	22,936	227,421	27.25	2,201,435 625,006 625,006
Kelvin P. M. Dushnisky	Options RSUs PRSUs	12/9/08 12/9/08 12/9/08	8,326	16,652	33,304	16,652	141,169	27.25	1,366,516 453,767 453,767
Alexander J. Davidson	Options RSUs PRSUs	12/9/08 12/9/08 12/9/08	7,698	15,395	30,790	15,395	85,525	27.25	827,882 419,514 419,514

(1)
The closing share price of Barrick Common Shares on the NYSE on the date of grant was $27.75. The exercise price is the closing price on the NYSE on the day immediately prior to the grant date.

(2)
The amounts are based upon the grant date fair value as described in footnotes 2 and 3, as applicable, to the Summary Compensation Table on page 38.

Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards(1)
Year Ended December 31, 2008

        The following table provides information for all awards to Named Executive Officers outstanding at the end of December 31, 2008.

Outstanding Share Awards and Option Awards (U.S. Dollars)(1)
	Option Awards(2)				Share Awards(3)
Name (a)	Number of Securities Underlying Unexercised Options (#) (b)	Option Exercise Price(4) ($) (c)	Option Expiration Date (d)	Value of Unexercised In-the-Money Options or Similar Instruments ($) (e)	Number of Shares or Units of Shares that have not Vested (#) (f)	Market or Payout Value of Share Awards that have not Vested ($) (g)
Peter Munk Options: 12-4-2000 Options: 12-3-2002 Options: 12-8-2003 Options: 12-7-2004 Total	500,000 300,000 300,000 300,000 1,400,000	$19.27 19.48 24.17 23.80	12-3-2010 12-2-2012 12-7-2013 12-6-2011	$8,619,141 5,110,240 3,701,617 3,891,000 21,321,998	Nil	Nil
Gregory C. Wilkins Options: 2-27-2003 Options: 12-8-2003 Options: 12-7-2004 Options: 12-15-2005 Options: 12-12-2006 Options: 12-4-2007 Options: 12-9-2008 Total(5)	493,000 500,000 375,000 75,000 185,767 216,569 234,455 2,079,791	19.59 24.17 23.80 26.84 30.41 41.08 27.25	2-26-2013 12-7-2013 12-6-2011 12-11-2012 12-11-2013 12-3-2014 12-8-2015	8,341,467 6,169,361 4,863,750 744,750 1,181,478 0 2,232,012 23,532,818	230,601	$8,479,199
Jamie C. Sokalsky Options: 12-8-2003 Options: 12-7-2004 Options: 12-15-2005 Options: 12-12-2006 Options: 12-4-2007 Options: 12-9-2008 Total(6)	25,000 127,500 50,000 68,115 77,384 575,420 227,421	24.17 23.80 26.84 30.41 41.08 27.25	12-7-2013 12-6-2011 12-14-2012 12-11-2013 12-3-2014 12-8-2015	308,468 1,653,675 496,500 433,211 0 5,056,902 2,165,048	91,952	3,381,075
Peter J. Kinver Options: 9-9-2003 Options: 12-8-2003 Options: 12-7-2004 Options: 12-15-2005 Options: 12-12-2006 Options: 12-4-2007 Options: 12-9-2008 Total(7)	40,000 10,000 75,000 50,000 89,788 106,172 227,421 598,381	23.33 24.17 23.80 26.84 30.41 41.08 27.25	9-8-2013 12-7-2013 12-6-2011 12-14-2012 12-11-2013 12-3-2014 12-8-2015	527,193 123,387 972,750 496,500 571,052 0 2,165,048 4,855,930	106,021	3,898,392
Kelvin P. M. Dushnisky Options: 7-28-2005 Options: 12-15-2005 Options: 12-12-2006 Options: 12-4-2007 Options: 12-9-2008 Total(8)	40,000 20,000 61,923 84,515 141,169 347,607	24.32 26.84 30.41 41.08 27.25	7-27-2012 12-14-2012 12-11-2013 12-3-2014 12-8-2015	498,000 198,600 393,830 0 1,343,929 2,434,359	69,133	2,542,020

Alexander J. Davidson Options: 12-3-2002 Options: 12-8-2003 Options: 12-7-2004 Options: 4-27-2005 Options: 12-15-2005 Options: 12-12-2006 Options: 12-4-2007 Options: 12-9-2008 Total(9)	25,000 79,000 28,125 100,000 50,000 89,788 97,720 85,525 555,158	$19.48 24.17 23.80 22.59 26.84 30.41 41.08 27.25	12-2-2012 12-7-2013 12-6-2011 4-26-2012 12-14-2012 12-11-2013 12-3-2014 12-8-2015	$425,853 974,759 364,781 1,418,000 496,500 571,052 0 814,198 5,065,143	92,477	$3,400,361

(1)
The amounts shown in the table above for each of the Named Executive Officers as at December 31, 2008 include (i) each stock option outstanding, (ii) the aggregate number of unvested RSUs plus the aggregate minimum number of unearned PRSUs, and (iii) the market value of such RSUs and PRSUs based on the closing price of a Barrick Common Share on December 31, 2008. For options, RSUs or PRSUs denominated in U.S. dollars (grants beginning in 2004), the closing share price of Barrick Common Shares is based on the closing price on NYSE as at December 31, 2008 ($36.77 per share). For options, RSUs or PRSUs denominated in Canadian dollars (grants prior to 2004), the closing price of Barrick Common Shares is based on the closing price on the TSX as at December 31, 2008 ($44.71 per share), converted to U.S. dollars based on the Bank of Canada noon exchange rate (1.2246). The value realized upon vesting of the RSUs or PRSUs will depend on the value of a Barrick Common Share on the five trading days preceding the date of vesting.

(2)
Option awards vest in four equal installments beginning on the first anniversary of the date of grant.

(3)
RSU awards granted prior to 2008 will vest on the third anniversary of the date of grant. RSU awards granted in 2008 will vest 30 months from the date of grant. PRSUs granted in 2008 will vest, if earned, on December 9, 2011.

(4)
The exercise price is the closing price of Barrick Common Shares on the day immediately prior to the grant date. The closing share price on the day of grant was higher than the exercise price for three option grants. The December 4, 2000 option grant (denominated in Canadian dollars) exercise price is $19.27 (converted to U.S. dollars using the Bank of Canada noon rate as at December 31, 2008) and the closing share price on the TSX on the day of grant was $19.80 (converted to U.S. dollars using the Bank of Canada noon rate as at December 31, 2008). The December 15, 2005 option grant (denominated in U.S. dollars) exercise price is $26.84 and the closing share price on the NYSE on the day of grant was $26.90. The December 9, 2008 option grant (denominated in U.S. dollars) exercise price is $27.25 and the closing share price on the NYSE on the day of grant was $27.75.

(5)
Mr. Wilkins' total share-based awards include 0 PRSUs, 228,125 RSUs and 2,476 RSU dividend equivalents.

(6)
Mr. Sokalsky's total share-based awards include 11,468 PRSUs, 79,490 RSUs and 994 RSU dividend equivalents.

(7)
Mr. Kinver's total share-based awards include 11,468 PRSUs, 93,340 RSUs and 1,213 RSU dividend equivalents.

(8)
Mr. Dushnisky's total share-based awards include 8,326 PRSUs, 60,105 RSUs, and 702 RSU dividend equivalents.

(9)
Mr. Davidson's total share-based awards include 7,698 PRSUs, 83,592 RSUs and 1,187 RSU dividend equivalents.

Incentive Plan Awards — Value Vested or Earned During the Year Ended December 31, 2008

        The following table provides information for each of the Named Executive Officers on (1) the value that would have been realized if the options under the option-based awards had been exercised on the vesting date, (2) the value realized upon vesting of share-based awards, and (3) the value earned under the annual performance incentives in 2008.

Name (a)	Option-Based Awards — Value Vested During the Year(1) ($) (b)	Share-Based Awards — Value Vested During the Year(2) ($) (c)	Non-Equity Incentive Plan Compensation — Value Earned During the Year ($) (d)
Peter Munk	$100,500	Nil	$5,472,170
Gregory C. Wilkins	281,887	$1,478,776	2,132,270
Jamie C. Sokalsky	162,684	656,373	1,103,189
Peter J. Kinver	146,677	910,018	1,103,189
Kelvin P. M. Dushnisky	571,887	1,162,340	953,096
Alexander J. Davidson	774,614	692,761	842,402

(1)
The value that would have been realized from options (all of which are denominated in U.S. dollars) is determined by multiplying the fraction of each option grant that vested during 2008 by the difference between the closing share price on the NYSE on the date of vesting and the exercise price of the option. The exercise price is the closing price of Barrick Common Shares on the day immediately prior to the grant date. For the December 15, 2005 grant, the closing share price on the NYSE on the day of grant ($26.90) was higher than the exercise price ($26.84)

(2)
The value of RSUs that vested in 2008 (all of which were denominated in U.S. dollars) is determined by multiplying the number of RSUs that vested by the average of the closing share price of Barrick Common Shares on the TSX on the five days prior to the date of vesting, converted to U.S. dollars based on the Bank of Canada noon rate on the day preceding the third anniversary of the date of grant pursuant to the RSU plan.

Executive Retirement Plan Benefits

        Barrick adopted the Executive Retirement Plan in 2000. The Executive Retirement Plan is a defined contribution plan that provides retirement benefits to 36 executives including Mr. Regent and all of the Named Executive Officers other than Mr. Peter Munk in which participants accrue benefits in the form of account balances, with a guaranteed rate of return and defined notional contributions. The executives who participate in this plan do not participate in any other Barrick retirement plan.

        Pursuant to the Executive Retirement Plan, an amount equal to 15% of the officer's salary and annual performance incentive for the year is accrued and accumulated with interest until retirement. Interest accumulates at the annual rate of Government of Canada Marketable Bonds with Average Yields Over 10 Years as published in the Bank of Canada Weekly Financial Statistics for the month of January of the calendar year. For 2008, this interest rate was 4.17%. No above-market or preferential earnings are paid out.

        Participants are eligible to receive payouts upon retiring after attaining age 55, with the option of receiving the payout as a lump sum or in monthly installments having an equivalent actuarial value. Currently, one Named Executive Officer, Mr. Davidson, is eligible to retire and receive a payout of his Executive Retirement Plan account balance.

        Upon termination, other than for cause, before the participant's retirement date, the participant will receive the total amount credited to his or her account after the deduction of any amount paid as a retiring allowance. If the participant dies prior to retirement, the account balance will be paid out as a lump sum to the participant's beneficiary or estate. No payments are made in the event of termination for just cause. See "Compensation Discussion and Analysis — Change-in-Control Arrangements" for payments made upon termination following a change of control.

        As at December 31, 2008, the total accrued Executive Retirement Plan liability was $21,226,780, an increase of $3,666,671 from the accrued liability reported at December 31, 2007. (The 2008 accrued liability denominated in

Canadian dollars is converted to U.S. dollars using the Bank of Canada closing exchange rate as at December 31, 2008.) The increase in accrued liability is calculated as the difference between the amount reported as at December 31, 2008 ($21,226,780) and the amount reported as at as December 31, 2007 ($17,560,109). Account balances for each of the Named Executive Officers as at December 31, 2008 are shown in column (e) of the table below, converted to U.S. dollars based on the 2008 average annual exchange rate.

Defined Contribution Plan Table(1)
(as at December 31, 2008)

Name (a)	Accumulated Value at Start of Year ($) (b)	Compensatory ($) (c)	Non-compensatory ($) (d)	Accumulated Value at Year End ($) (e)
Peter Munk	Nil	Nil	Nil	Nil
Gregory C. Wilkins	$2,517,042	$543,715	$109,163	$3,169,920
Jamie C. Sokalsky	1,383,723	271,013	59,679	1,714,415
Peter J. Kinver	1,103,997	298,452	48,540	1,450,989
Kelvin P. M. Dushnisky	522,625	228,447	23,307	774,379
Alexander J. Davidson	1,485,107	252,580	64,297	1,801,984

(1)
Executive Retirement Plan values are denominated in Canadian dollars and are converted from Canadian dollars to U.S. dollars using the annual average exchange rate reported by the Bank of Canada for 2008 — 1.0660.

Potential Payments upon a Change-in-Control or Termination

        Barrick has entered into change-in-control agreements with the Covered Executives which provide for certain payments if the executive was to be terminated by Barrick within one year following a change of control for reasons other than cause, disability or retirement or if the Executive terminated his employment for Good Reason within one year following a change-in-control. The terms of these change-in-control agreements are summarized in the "Compensation and Discussion Analysis — Change-in-Control Arrangements" above. The agreements require the Covered Executive to maintain the confidentiality of any confidential or proprietary information concerning Barrick for a period of three years following termination. Mr. Peter Munk is not party to a change-in-control agreement with the Company.

        In the case of Mr. Wilkins, Barrick has entered into a transition agreement for his term as Executive Vice Chairman. The provisions of this agreement do not provide for any special payments upon a change-in-control, but they do provide for certain payments upon termination, death, disability or resignation for health reasons. The provisions are described in detail in the "Compensation and Discussion Analysis — Transition Agreement with Mr. Wilkins".

        In addition to these agreements, Barrick's RSU plan also provides for acceleration of vesting upon a termination for death, disability or retirement. According to the RSU plan, the Compensation Committee may, in its discretion, accelerate vesting for other types of terminations. Also, Barrick's Stock Option Plan (2004) specifies acceleration of unvested options and/or exercisability periods under a number of termination scenarios (as described below). The Committee may, in its discretion, accelerate vesting and/or extend the exercise period (but not beyond the original term to expiry) in the cases of normal retirement, death or, when not associated with a change-in-control, termination by the Company without cause.

        There is no policy or plan in place that provides for any payment of in-cycle annual performance incentive upon termination. Barrick has historically made these determinations on a case-by-case basis.

        The following discussion describes potential payments upon terminations or change-in-control situations.

Non-Change-In-Control Terminations for all Named Executive Officers other than Mr. Peter Munk and Mr. Wilkins

Voluntary Termination

        In the event of a voluntary termination, the executive is entitled to receive any earned but unpaid compensation, a payout of his Executive Retirement Plan account balance (see "— Executive Retirement Plan Benefits" above for a description of the plan), and the amount of his vested equity. Unvested options, RSUs, and PRSUs are forfeited. Options that are exercisable on the day of termination remain exercisable for three months in the case of options granted under the Amended and Restated Stock Option Plan (2002) and for six months in the case of options granted under the Stock Option Plan (2004) (or the original term to expiry, if earlier).

Retirement

        Upon retirement, the executive is entitled to receive the same amounts as in the event of a voluntary termination plus accelerated vesting of his unvested RSUs. Additionally, the Committee may, in its discretion, choose to accelerate vesting of unvested options and/or extend the exercise period to the earlier of three years or the original term to expiry. Further, for the PRSUs, if the performance cycle is half or more complete, the Committee will have the discretion to accelerate vesting, provided that the number of units vesting would be based on performance to date. If the performance cycle is less than half complete, there shall be no accelerated vesting. None of our Named Executive Officers is eligible to retire based on Barrick's normal age of retirement (65); therefore, such amounts are shown as "nil" in the table below. Mr. Davidson is eligible for normal retirement for purposes of the Executive Retirement Plan, in which case he is eligible to receive a payout of his accrued retirement account balance.

Termination for Cause

        In the event of termination by the Company for "cause", the executive is entitled to receive any earned but unpaid compensation. All options (vested and unvested) are forfeited immediately as are any unvested RSUs and PRSUs.

        Pursuant to the RSU plan, "cause" is defined as:

  (i)
  willful and continued failure by the participant to substantially perform the participant's duties with the Company (other than any such failure resulting from his or her incapacity due to physical or mental illness or disability (as defined under the plan) or any such failure subsequent to the delivery to the participant of a notice of termination without cause by the Company or the delivery by the participant of a notice of termination for good reason (as defined under the plan) to the Company) after a demand for substantial performance improvement has been delivered in writing to the participant by the Chief Executive Officer, the Chairman, or a committee of the Board of Directors, as appropriate, of the Company which specifically identifies the manner in which the participant has not substantially performed his or her duties;

  (ii)
  willful engaging by the participant in gross misconduct which is demonstrably and materially injurious to the Company, monetarily or reputationally; or

  (iii)
  the conviction of the participant of a criminal offense involving dishonesty or other moral turpitude; provided that for the purpose of this paragraph (iii), no act or failure to act by the participant shall be considered "willful" unless done or omitted to be done by the participant in bad faith and without reasonable belief that the participant's action or omission was in the best interests of the Company or its affiliates or subsidiaries. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board, based upon the advice of counsel for the Company or upon the instructions of a more senior officer of the Company shall be conclusively presumed to be done, or omitted to be done, by the participant in good faith and in the best interests of the Company. The Company must notify the participant of any event constituting cause within 90 days following the Company's knowledge of its existence or such event shall not constitute Cause under the plan.

Termination without Cause

        In the event of termination by the Company without cause, the executive is entitled to receive the same amounts as in the event of a voluntary termination plus the Committee may, in its discretion, accelerate vesting of unvested RSUs and unvested options and/or extend the exercise period to the earlier of three years and the original term to expiry. For the PRSUs, if the performance cycle is half or more complete, the Committee will have the discretion to accelerate vesting, provided that the number of units vesting would be based on performance to date. If the performance cycle is less than half complete, there shall be no accelerated vesting. The executive would also be entitled to receive benefits pursuant to Canadian statutory and common law.

Death and Disability

        In the event of a termination due to death or disability, the executive or his estate is entitled to receive the same amounts as in the event of a voluntary termination plus accelerated vesting of his RSUs (amount shown in the table below). Further, for the PRSUs, if the performance cycle is half or more complete, the Committee will have the discretion to accelerate vesting, provided that the number of units vesting would be based on performance to date. If the performance cycle is less than half complete, there shall be no accelerated vesting. In the event of a termination due to a disability, the vesting schedule and exercise period of options are not affected. In the event of the executive's death, vested options remain exercisable for six months from the date of death. Additionally, in the event of death, the Committee may, in its discretion, choose to accelerate vesting of unvested options and/or extend the exercise period to the earlier of three years and the original term to expiry. Pursuant to the RSU Plan, "disability" means, with respect to a participant, the physical or mental illness of the participant resulting in the participant's absence from his or her full-time duties with the relevant Barrick company for more than nine consecutive months and failure by the participant to return to full-time performance of his or her duties within 30 days after written demand by such Barrick company to do so given at any time after the expiry of such nine-month period.

Non-Change-In-Control Terminations for Mr. Wilkins

        In the event of Mr. Wilkins' death, resignation for health reasons, or the completion of the Executive Vice Chairman term (provided he does not continue as a director of the Board), all of his RSUs vest immediately, any unvested portions of any options granted pursuant to the Stock Option Plan (2004) and any option grants pursuant to his transition agreement vest immediately, and all options remain exercisable for the lesser of the term to expiry and three years. In the event of his death, disability or termination for any reason during the "Initial Vice Chairman Term" (the first one year term of the agreement), Mr. Wilkins, or his estate, is also entitled to receive in cash the payments for his base salary, annual performance incentive, long-term incentives, and Executive Retirement Plan that remain until June 30, 2009.

Change-In-Control Terminations for Covered Executives

        No payments are made, nor is the vesting on equity accelerated solely upon the occurrence of a change-in-control ("single-trigger"). Payments and acceleration of vesting on equity only occur upon certain terminations following a change-in-control ("double-trigger").

Termination for Cause, Disability, or Retirement Following a Change-In-Control

        Terminations for cause, disability, or retirement following a change-in-control are treated the same as they are in non-change-in-control situations. None of our Named Executive Officers is eligible to retire based on Barrick's normal age of retirement (65); therefore, such amounts are shown as "nil" in the table below. Mr. Davidson is eligible for normal retirement for purposes of the Executive Retirement Plan, in which case he is eligible to receive a payout of his accrued retirement account balance.

Termination other than for Cause, Disability or Retirement, or by the Executive for Good Reason or Death Following a Change-In-Control

        In the event of a termination other than for cause, disability, or retirement, or by the executive for "good reason" or death within one year following a change-in-control, the executive is entitled to receive the same amounts as in the event of a voluntary termination plus the items identified in the "Compensation and Discussion Analysis — Change-in-Control Arrangements" (amounts shown in the table below). In addition, stock options that are not yet exercisable become exercisable and any restrictions on RSUs shall immediately lapse. Also, the PRSU grant will vest fully or partially depending on how much of the performance cycle is completed. See "Compensation and Discussion Analysis — Change-in-Control Arrangements" for further details.

        Pursuant to the change-in-control agreements, "good reason" means the occurrence, after a change-in-control, of any of the following events without the Covered Executive's written consent:

  •
  The assignment to the Covered Executive of any duties inconsistent in any respect with the Covered Executive's position (including status, offices or titles held, or reporting requirements), authority, duties or responsibilities, or any other action by the Company which results in a diminution in such position, authority, duties or responsibilities with the Company from that which existed immediately prior to such change-in-control, or in the salary, yearly annual incentive or other compensation, benefits, expense allowance or expense reimbursement rights, office location or support staff previously provided to the Covered Executive, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the Covered Executive and, with respect to the Covered Executive's yearly annual incentive, excluding any diminution in the Covered Executive's yearly annual incentive that (i) was determined in accordance with and using the same policies and practices that were used to determine the Covered Executive's yearly annual incentive in the fiscal year next preceding the fiscal year in which the change-in-control occurs, and (ii) does not represent a reduction of greater than 10% of the yearly annual incentive of the Covered Executive, calculated in the manner described in sub-paragraph (b) in "Compensation and Discussion Analysis — Change in Control Arrangements";

  •
  Any failure by the Company to comply with any other terms of the Covered Executive's employment as in effect immediately prior to such change-in-control such as salary or annual incentive review, allowable activities and vacation, other than an isolated, insubstantial and inadvertent failure not occurring in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the Covered Executive;

  •
  The Company requiring the Covered Executive (i) to be based at any office or location other than (1) in the Greater Toronto Area or (2) at any other office or location previously agreed to in writing by the Covered Executive, or (ii) to travel on business to an extent substantially greater than the travel obligations of the Covered Executive immediately prior to the change-in-control; or

  •
  Any other purported termination by the Company of the Covered Executive's employment other than for cause.

Change-In-Control Terminations for Mr. Wilkins

        Mr. Wilkins' transition agreement does not specify any special payments upon a change-in-control or a termination following a change-in-control. In the event of a termination following a change-in-control, Mr. Wilkins would receive severance benefits based upon the type of termination as described above in "— Non-Change-In-Control Terminations for Mr. Wilkins".

Estimated Payments Upon Change-in-Control or Termination

        The following table discloses the amounts payable to our Named Executive Officers, other than Mr. Wilkins, under a number of termination or change-in-control circumstances that exceed the amounts generally payable under any termination scenario other than for cause (e.g., earned but unpaid compensation, payouts of Executive Retirement Plan account balances, amount of vested equity, etc.). Potential amounts payable to Mr. Wilkins upon termination pursuant to his transition agreement are disclosed in the subsequent table. Mr. Regent is not shown in the table below as his employment commenced after December 31, 2008. Except as noted below, amounts disclosed in the table below and in the table for Mr. Wilkins assume that a change-in-control occurred and/or the executive's employment terminated on December 31, 2008. The table does not show any statutory or common law benefits payable pursuant to Canadian law in the event of termination without cause. In addition, the table does not show the amounts payable due to acceleration of vesting of RSUs and options in circumstances where the Committee uses discretion to accelerate vesting. However, the amounts in these circumstances described in the paragraphs above would be the same as shown in the table for unvested equity acceleration due to a termination in connection with a change-in-control.

Potential Payments Upon Change-in-Control or Termination —
Messrs. Munk, Sokalsky, Kinver, Dushnisky and Davidson

	P. Munk	J. Sokalsky	P. Kinver	K. Dushnisky	A. Davidson
Voluntary Termination Total	Nil	Nil	Nil	Nil	Nil
Termination without Cause Total	Nil	Nil	Nil	Nil	Nil
Retirement Total	Nil	Nil	Nil	Nil	Nil
Termination upon Death or Disability
Unvested Equity Acceleration RSUs(1)	Nil	$2,959,397	$3,476,714	$2,235,873	$3,117,324
Total	Nil	$2,959,397	$3,476,714	$2,235,873	$3,117,324
Termination in Connection with Change-in-Control (by the Company other than for cause, disability or retirement, or by the executive for good reason)
Cash Severance(2)
Base Salary	Nil	$2,110,695	$2,659,476	$1,899,625	$2,524,389
Annual Incentive	Nil	2,343,339	3,147,279	1,507,505	3,001,875
Unvested Equity Acceleration
Options(3)	Nil	2,505,779	2,574,699	1,951,394	1,755,599
RSUs(1)	Nil	2,959,397	3,476,714	2,235,873	3,117,324
PRSUs(4)	Nil	18,017	18,017	13,090	12,097
Benefits & Perquisites
Incremental Executive Retirement Plan(5)	Nil	813,039	427,644	685,341	0
Continued Benefits & Perquisites(6)	Nil	144,371	257,398	138,850	244,519
Job Relocation Counseling Service(7)	Nil	23,452	23,452	23,452	23,452
Total	Nil	$10,918,089	$12,584,679	$8,455,130	$10,679,255
Change-in-Control (No Termination)
Total	Nil	Nil	Nil	Nil	Nil

(1)
The amounts stated in the table represent the product of (i) the number of shares whose restrictions lapsed because of the termination and (ii) $36.77 (the closing price of Barrick Common Shares on the NYSE) on December 31, 2008.

(2)
For purposes of this analysis each executive's compensation (in U.S. dollars) at the time of each triggering event was assumed to be as stated below. The listed salary is the executive's actual rate of pay as of December 31, 2008. The listed annual performance incentive amount represents the greater of the executive's target annual performance incentive or the average of the annual performance incentive amounts earned in fiscal years 2005, 2006, and 2007 (the three years of paid annual performance incentives prior to the change-in-control.

	Salary	Bonus
P. Munk	Nil	Nil
J. Sokalsky	$703,565	$781,113
P. Kinver	886,492	1,049,093
K. Dushnisky	633,208	502,502
A. Davidson	841,463	1,000,625
(3)
The amounts stated in the table represent the assumed cash value of the accelerated options derived by multiplying (i) the difference between $36.77 (the closing price of Barrick Common Shares on the NYSE on December 31, 2008) and the options' exercise prices, by (ii) the number of option shares whose restrictions lapsed because of the termination.

(4)
The amounts stated in the table represent the product of (i) the pro-rated portion of the target number of PRSUs granted on December 9, 2008, (ii) the portion that vested based on performance between December 9, 2008 and December 9, 2011, and (iii) $36.77 (the closing price of Barrick Common Shares on the NYSE on December 31, 2008).

(5)
Messrs. Sokalsky and Dushnisky are more than three years from the normal retirement age for the Executive Retirement Plan (55) so their amounts assume three times the 2008 Executive Retirement Plan contributions. Mr. Kinver is less than three years from normal retirement age for the Executive Retirement Plan so his amount equals (i) the 2008 Executive Retirement Plan contribution multiplied by (ii) a fraction equal to the number of days between December 31, 2008 and the date he reaches normal retirement age for the Executive Retirement Plan divided by 365. Mr. Davidson is past the normal retirement age for the Executive Retirement Plan (55) and therefore his amount is $0. All amounts are converted to U.S. dollars based on the Bank of Canada's average annual exchange rate for 2008 (1.0660). Additionally, amounts previously accrued under the Executive Retirement Plan would be paid out. These accrued amounts are shown in the table under "— Executive Retirement Plan Benefits".

(6)
The agreements provide three years of continued benefits under all life insurance, medical, dental, health and accidental and disability plans, and three years of continued use of the automobile provided to the executive by Barrick. The amounts shown here reflect three times the 2008 amounts for these items. All amounts have been converted to U.S. dollars based on the Bank of Canada's average annual exchange rate for 2008 (1.0660).
	Group Life	Group AD&D	Financial Counseling	LTD	Group Health	Car Lease
P. Munk	Nil	Nil	Nil	Nil	Nil	Nil
J. Sokalsky	$25,129	$3,822	Nil	$48,585	$11,257	$55,578
P. Kinver	27,430	4,175	$36,594	88,179	11,257	89,763
K. Dushnisky	15,346	2,336	32,913	15,561	11,257	61,437
A. Davidson	34,278	5,235	43,437	95,301	11,257	55,011
(7)
The agreements provide for 18 months of job relocation counseling services. The amount shown here is the estimated cost of this service converted to U.S. dollars using the Bank of Canada's average annual exchange rate for 2008 (1.0660).

        The table below presents potential payments to Mr. Wilkins upon termination, death, or resignation for health reasons pursuant to his transition agreement, assuming such termination occurred at December 31, 2008. Mr. Wilkins' transition agreement does not specify any special payments upon a change-in-control or a termination following a change-in-control.

Potential Payments Upon Change-In-Control or Termination — Mr. Wilkins

	Termination upon Death or Resignation for Health Reasons	Termination for Any Reason Other than Death or Resignation for Health Reasons		Change-in-Control (No Termination)
Cash Severance
Base Salary(1)	$746,248	$746,248		Nil
Annual Incentive(2)	1,066,135	1,066,135		Nil
Other(3)	2,300,000	2,300,000		Nil
Unvested Equity Acceleration
Options(4)	3,008,938	Nil	(5)	Nil
RSUs(6)	8,479,199	Nil	(5)	Nil
Incremental Executive Retirement Plan(7)	271,857	271,857		Nil
Total	$15,872,377	$4,384,240		Nil

(1)
The base salary amount reflects Mr. Wilkins' remaining base salary through the completion of his initial Executive Vice Chairman term on June 30, 2009, converted to U.S. dollars using the Bank of Canada average annual exchange rate for 2008.

(2)
The annual incentive amount reflects the annual performance incentive to which Mr. Wilkins would have been guaranteed to receive on June 30, 2009, had he remained employed, converted to U.S. dollars using the Bank of Canada average annual exchange rate for 2008.

(3)
The amount includes the cash value of the long-term incentives Mr. Wilkins would have received on June 30, 2009 had he remained employed.

(4)
The amounts stated in the table represent the assumed cash value of the accelerated options derived from the product of (i) the difference between $36.77 (the closing price of the Barrick Common Shares on the NYSE on December 31, 2008) and the options' exercise prices, and (ii) the number of option shares whose restrictions lapsed because of the termination.

(5)
Unvested options and RSUs will vest upon the completion of Mr. Wilkins' initial term as Executive Vice Chairman on June 30, 2009, unless the initial term as Executive Vice Chairman is renewed for additional one year terms by mutual agreement between Mr. Wilkins and the Company. If the initial term as Executive Vice Chairman is renewed for subsequent one-year terms, options and RSUs will continue to vest per their existing vesting schedules, and any unvested options and RSUs will vest upon the completion of Mr. Wilkins' term as Executive Vice Chairman, provided he does not continue as a director of the Company.

(6)
The amounts stated in the table represent the product of (i) the number of shares whose restrictions lapsed because of the termination and (ii) $36.77 (the closing price of the Barrick Common Shares on the NYSE on December 31, 2008).

(7)
The amount reflects the contribution Mr. Wilkins would have received, had he remained employed, based on his base salary and annual performance incentives guaranteed through June 30, 2009. Additionally, amounts previously accrued under the Executive Retirement Plan would be paid out. These accrued amounts are shown in the table under "— Executive Retirement Plan Benefits".

COMPENSATION OF DIRECTORS

        The Compensation Committee reviews Barrick's director compensation arrangements to ensure that they are competitive in light of the time commitments required from directors and align directors' interests with those of shareholders. Directors who are not officers or employees of Barrick or any of its subsidiaries are compensated for their services as directors through a combination of fees. Directors are also reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out their duties as directors of Barrick.

Remuneration

        In 2008, non-management directors received the following remuneration for their services as directors:

Director retainer	$165,000 per year
Audit Committee chair retainer	$20,000 per year
Other Committee chair retainer	$10,000 per year
Audit Committee member retainer	$3,000 per year
Lead Director retainer	$30,000 per year
Special Search Committee member retainer	$10,000

        Messrs. Birchall, Mulroney, Peter Munk, Regent and Wilkins receive compensation as officers or employees of the Company and do not receive additional compensation for their service as directors.

Directors' Equity

  Deferred Share Unit Plan

        Pursuant to Barrick's Directors' Deferred Share Unit Plan, directors are required to receive a portion of their annual retainer in the form of Deferred Share Units ("DSUs"). DSUs are a bookkeeping entry, with each DSU having the same value as a Barrick Common Share. Directors are required to receive 55% of their $165,000 annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. DSUs vest immediately upon grant, but must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick Common Shares.

        During 2008, the Director DSU Plan was modified to comply with Section 409A of the United States Internal Revenue Code as it pertains to directors subject to U.S. income taxes.

  Directors' Stock Options

        Non-management directors of the Company have not received any options to acquire Barrick Common Shares since May 2003, and the Stock Option Plan (2004) specifically excludes non-management directors from receiving options under that plan. Some non-management directors who served on the Board prior to May 2003, were previously awarded options, which are detailed in the "— Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards" table. Messrs. Carty, Franklin, Godsoe, Harvey and Shapiro have no stock options as they joined the Board subsequent to May 2003. Messrs. Birchall, Mulroney, Peter Munk, Regent and Wilkins receive compensation as officers or employees of Barrick and are eligible to participate in the Company's stock option plans. In 2008, Mr. Birchall received a grant of 200,000 options in recognition of his increased role and involvement with the Company, including during the leadership transition. Equity awards granted to Mr. Wilkins are discussed earlier in the "— Compensation Discussion and Analysis". Options do not count toward directors' share ownership requirements outlined under "— Share Ownership Requirement".

Individual Director Compensation

        The following table shows the amounts, before withholdings, that each director received in cash and DSUs in 2008 for his services as a director.

Director Compensation Table
Year Ended December 31, 2008

Name(1) (a)	Fees Earned(2) ($) (b)	Share-Based Awards(2) ($) (c)	Option-Based Awards(3) ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Pension Value ($) (f)	All other Compensation ($) (g)	Total Compensation ($) (h)
Howard L. Beck	$74,250	$90,750	Nil	Nil	Nil	Nil	$165,000
C. William D. Birchall(4)	Nil	Nil	$2,952,000	Nil	Nil	$308,416	3,260,416
Donald J. Carty(5)	77,250	90,750	Nil	Nil	Nil	Nil	168,000
Gustavo Cisneros	74,250	90,750	Nil	Nil	Nil	Nil	165,000
Marshall A. Cohen(6)	94,250	90,750	Nil	Nil	Nil	Nil	185,000
Peter A. Crossgrove(7)	87,250	90,750	Nil	Nil	Nil	Nil	178,000
John W. Crow(8)	34,271	22,688	Nil	Nil	Nil	Nil	56,959
Robert M. Franklin(9)	103,832	90,750	Nil	Nil	Nil	Nil	194,582
Peter C. Godsoe(10)	84,250	90,750	Nil	Nil	Nil	Nil	175,000
J. Brett Harvey	74,250	90,750	Nil	Nil	Nil	Nil	165,000
Brian Mulroney(11)	Nil	Nil	Nil	Nil	Nil	689,485	689,485
Anthony Munk(12)	84,250	90,750	Nil	Nil	Nil	Nil	175,000
Steven J. Shapiro(13)	94,250	90,750	Nil	Nil	Nil	Nil	185,000

(1)
Compensation for Messrs. Peter Munk and Wilkins is disclosed in the Summary Compensation Table for Named Executive Officers on page 38.

(2)
Pursuant to the Directors' Deferred Share Unit Plan, 55% of the 2008 Board retainer was required to be paid in DSUs, with the option to elect to receive 100% of the retainer in DSUs. Messrs. Beck, Carty, Cisneros, Cohen and Godsoe elected to receive 100% of the retainer in DSUs; accordingly, $74,250 of the amount shown in column (b) for these directors was earned in cash, but paid in DSUs. See the director table entitled "Incentive Plan Awards — Value Vested or Earned During the Year Ended December 31, 2008" for the total value realized upon vesting of the DSUs awarded to directors for their services as directors in 2008.

(3)
The figures in this column reflect the grant date fair value of options granted to directors in 2008 and are reported in U.S. dollars as approved by the Compensation Committee. The fair value of each option is an estimate calculated by Barrick using the Lattice option pricing model as calculated by an external consulting firm, Towers Perrin, consistent with the valuation for accounting purposes in accordance with Section 3870 of the Handbook. Barrick's model may not be identical to the model used by other companies as it is sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies. For Barrick's option grant to Mr. Birchall on July 30, 2008, the key Lattice assumptions were a risk-free interest rate of 1.90% - 4.07%, based on the treasury yield curve, a dividend yield of 0.9%, share price volatility of 35% - 42%, and an expected term of 5 years. Using these assumptions, the Lattice value of the options granted to Mr. Birchall on July 30, 2008 is approximately $14.76 per option. All option grants were made under the Stock Option Plan (2004). Options vest and become exercisable as to 25% on each of the first, second, third and fourth anniversaries of the date of grant. Options were granted at an exercise price equal to the closing price of Barrick Common Shares on the NYSE on the first business day following the expiry of the second quarter trading blackout period pursuant to the terms of the Stock Option Plan (2004). Each option expires seven years after the date of its grant. The market value of the common shares underlying options on the date of grant is based on the closing price on the New York Stock Exchange on the date of grant. See the "Supplemental Long-Term Incentive Grants Table" below for further detail.

(4)
Mr. Birchall receives a salary ($303,940) and a parking benefit ($4,476) as Vice Chairman of Barrick as disclosed under "All Other Compensation" in the table above. The rate of exchange used to convert Canadian dollars to U.S. dollars is the annual average exchange rate reported by the Bank of Canada for 2008 (1.0660).

(5)
Mr. Carty received $3,000 for his membership on the Audit Committee.

(6)
Mr. Cohen received $10,000 for his role as Chairman of the Corporate Governance Committee and $10,000 for his membership on the Special Search Committee for the Company's Chief Executive Officer.

(7)
Mr. Crossgrove received $10,000 for his role as Chairman of the Environmental, Health and Safety Committee and $3,000 for his membership on the Audit Committee.

(8)
Mr. Crow retired from the Board on May 6, 2008. The portion of Mr. Crow's Board retainer for the first quarter of 2008 was paid 55% in DSUs and 45% in cash. The portion of his Board retainer from April 1, 2008 to May 6, 2008 was paid 100% in cash.

(9)
Mr. Franklin became the Lead Director on May 6, 2008. He received a pro-rated fee of $18,082 for his role as Lead Director, $10,000 for his membership on the Special Search Committee for the Company's Chief Executive Officer, and $1,500 for his membership on the Audit Committee, pro-rated for time served on the Audit Committee.

(10)
Mr. Godsoe received $10,000 for his role as Chairman of the Compensation Committee.

(11)
Mr. Mulroney is also employed as Chairman of Barrick's International Advisory Board. Mr. Mulroney also acts as an ambassador for Barrick and advances Barrick's interests in various areas, including North America, South America, Africa and Asia. In his capacity as Chairman of the International Advisory Board during 2008, Mr. Mulroney received an annual salary ($343,000), a bonus ($300,000) and perquisites including a car lease ($10,038), payments to Cansult Communications for secretarial and other office services ($22,655) and payments to personnel for work with Barrick's International Advisory Board ($13,792) as disclosed under "All Other Compensation" in the table above. The rate of exchange used to convert Canadian dollars to U.S. dollars is the annual average exchange rate reported by the Bank of Canada for 2008 (1.0660). Mr. Mulroney is also a partner of Ogilvy Renault, Montréal, Québec, a law firm which from time to time provides legal services to Barrick.

(12)
Mr. Anthony Munk received $10,000 for his membership on the Special Search Committee for the Company's Chief Executive Officer.

(13)
Mr. Shapiro received $20,000 for his role as Chairman of the Audit Committee.

        The following table provides information for all stock option awards and unvested share-based awards outstanding as of December 31, 2008 for directors other than Messrs. Peter Munk and Wilkins, whose awards are disclosed in the "Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards" table for Named Executive Officers on page 41.

Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards
Year Ended December 31, 2008

	Option-Based Awards(1)
					Share-Based Awards(2)
				Value of Unexercised In-the-Money Options or Similar Instruments(4) ($) (e)
Name (a)	Number of Securities Underlying Unexercised Options (#) (b)	Option Exercise Price(3) ($) (c)	Option Expiration Date (d)		Number of Shares or Units of Shares that have not Vested (#) (f)	Market or Payout Value of Share Awards that have not Vested ($) (g)
Howard L. Beck Options: 5-16-2000 Total	100,000 100,000	$22.29	5-15-2010	$1,421,689 1,421,689	Nil	Nil
William Birchall Options: 07-30-2008 Total	200,000 200,000	42.58	7-29-2015	0 0	Nil	Nil
Gustavo Cisneros Options: 5-2-2003 Total	100,000 100,000	18.03	5-1-2013	1,847,950 1,847,950	Nil	Nil
Marshall A. Cohen Options: 5-16-2000 Total	100,000 100,000	22.29	5-15-2010	1,421,689 1,421,689	Nil	Nil
Peter A. Crossgrove Options: 5-16-2000 Total	50,000 50,000	22.29	5-15-2010	710,844 710,844	Nil	Nil
Brian Mulroney Options: 12-8-2003 Options: 12-7-2004 Total	25,000 100,000 125,000	24.17 23.80	12-7-2013 12-6-2011	308,468 1,297,000 1,605,468	Nil	Nil

(1)
The amounts shown in the table above for each of the directors as at December 31, 2008 include each stock option outstanding. Option awards vest in four equal installments beginning on the first anniversary of the date of grant.

(2)
Non-management directors are also awarded DSUs, which vest immediately upon grant but must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. See the "Incentive Plan Awards — Value Vested or Earned During the Year Ended December 31, 2008" table below for information on the DSUs awarded to directors in 2008.

(3)
The exercise price is the closing price of Barrick Common Shares on the day immediately prior to the grant date. For options denominated in Canadian dollars, the exercise price reflects the closing price of Barrick Common Shares on the TSX converted to U.S. dollars using the Bank of Canada noon rate as at December 31, 2008. For the May 16, 2000 option grant, the closing price of Barrick Common Shares on the day of grant ($22.54, converted to U.S. dollars using the Bank of Canada noon rate as at December 31, 2008) was higher than the exercise price ($22.29, converted to U.S. dollars using the Bank of Canada noon rate as at December 31, 2008).

(4)
For options denominated in U.S. dollars (grants beginning in 2004), the closing share price is based on the closing price of Barrick Common Shares on NYSE as at December 31, 2008 ($36.77 per share). For options denominated in Canadian dollars (grants prior to 2004), the closing price is based on the closing price of Barrick Common Shares on the TSX as at December 31, 2008, ($44.71 per share), converted to U.S. dollars based on the Bank of Canada noon exchange rate as at December 31, 2008 (1.2246).

        The following table provides information for each of the directors (other than Messrs. Peter Munk and Wilkins whose awards are disclosed in "Incentive Plan Awards — Value Vested or Earned During the Year Ended December 31, 2008" table for Named Executive Officers on page 43) on (1) the value that would have been realized if the options under option-based awards had been exercised on the vesting date and (2) the value realized upon vesting of share-based awards during the year ended December 31, 2008.

Incentive Plan Awards — Value Vested or Earned
During the Year Ended December 31, 2008

Name (a)	Option-Based Awards — Value During the Year on Vesting(1) (b)	Share-Based Awards — Value During the Year on Vesting(2) (c)	Non-equity Incentive Plan Compensation — Payout During the Year (d)
Howard L. Beck	Nil	$165,000	Nil
C. William D. Birchall	Nil	Nil	Nil
Donald J. Carty	Nil	165,000	Nil
Gustavo Cisneros	Nil	165,000	Nil
Marshall A. Cohen	Nil	165,000	Nil
Peter A. Crossgrove	Nil	90,750	Nil
John W. Crow	Nil	22,688	Nil
Robert M. Franklin	Nil	90,750	Nil
Peter C. Godsoe	Nil	165,000	Nil
J. Brett Harvey	Nil	90,750	Nil
Brian Mulroney	$67,000	Nil	Nil
Anthony Munk	Nil	90,750	Nil
Steven J. Shapiro	Nil	90,750	Nil

(1)
The value that would have been realized from options (all are denominated in U.S. dollars) is determined by multiplying the fraction of each option grant that vested during 2008 by the difference between the closing price of Barrick Common Shares on the NYSE on the date of vesting and the exercise price of the option. The exercise price is the higher of the closing price of Barrick Common Shares on the day before the date of grant and the closing price of Barrick Common Shares on the first business day following the expiry of the trading blackout period.

(2)
The figures shown represent all DSUs awarded and vested in 2008. Messrs. Beck, Carty, Cisneros, Cohen, and Godsoe elected to receive 100% of the Board retainer in DSUs while Messrs. Crossgrove, Crow, Franklin, Harvey, Anthony Munk and Shapiro elected to receive the mandated portion of the Board retainer (55%) in DSUs. The value of DSUs that vested in 2008 (all of which were denominated in U.S. dollars) is determined by multiplying the number of DSUs that vested by the closing price of Barrick Common Shares on the NYSE on the date of vesting.

Share Ownership Requirement

        Barrick has a minimum share ownership requirement for directors, pursuant to which directors are required to own Barrick Common Shares or DSUs having a value established by the Board. The requirement is at least $250,000, to be achieved within a period of five years from the date the individual became a director. All of Barrick's directors met the minimum share ownership requirement as of December 31, 2008. The table below sets forth, as at December 31, 2008, the number of Barrick Common Shares owned by each director, the number of DSUs held by each director, the change from December 31, 2007 to December 31, 2008, and each director's value at risk as a multiplier of his annual retainer.

The total value of Barrick Common Shares and DSUs is the amount each director has at stake in the Company as at December 31, 2008.

Director (a)	Year (b)	Number of Common Shares (c)	Number of DSUs(1) (d)	Total Number of Common Shares and DSUs (e)	Total Value of Common Shares and DSUs (Value at Risk)(2) ($) (f)	Share Ownership Requirement Met (✓) (g)	Value at Risk as Multiplier of Annual Retainer (h)
Howard L. Beck	2008 2007 Change	139,144 189,144 (50,000)	19,330 14,996 4,334	158,474 204,140 (45,666)	$5,827,085	✓	35.3
C.W.D. Birchall	2008 2007 Change	150,000 150,000 —	3,881 3,837 44	153,881 153,837 44	5,658,206	✓	N/A
Donald J. Carty	2008 2007 Change	10,000 10,000 —	11,406 7,163 4,243	21,406 17,163 4,243	787,111	✓	4.8
Gustavo Cisneros	2008 2007 Change	— — —	18,985 14,655 4,330	18,985 14,655 4,330	698,085	✓	4.2
Marshall A. Cohen	2008 2007 Change	4,000 4,000 —	19,330 14,996 4,334	23,330 18,996 4,334	857,840	✓	5.2
Peter A. Crossgrove	2008 2007 Change	15,000 15,000 —	10,599 8,216 2,383	25,599 23,216 2,383	941,269	✓	5.7
Robert M. Franklin	2008 2007 Change	35,958 35,958 —	6,161 3,829 2,332	42,119 39,787 2,332	1,548,721	✓	9.4
Peter C. Godsoe	2008 2007 Change	1,500 1,500 —	14,904 10,621 4,283	16,404 12,121 4,283	603,172	✓	3.7
J. Brett Harvey	2008 2007 Change	5,500 5,500 —	6,415 4,079 2,336	11,915 9,579 2,336	438,102	✓	2.7
Brian Mulroney(3)	2008 2007 Change	9,900 9,900 —	— — —	9,900 9,900 —	364,023	✓	N/A
Anthony Munk	2008 2007 Change	5,000 5,000 —	10,599 8,216 2,383	15,599 13,216 2,383	573,569	✓	3.5
Peter Munk(3)	2008 2007 Change	1,750,000 2,000,000 (250,000)	— — —	1,750,000 2,000,000 (250,000)	64,347,500	✓	N/A
Steven J. Shapiro	2008 2007 Change	3,000 3,000 —	8,412 6,054 2,358	11,412 9,054 2,358	419,613	✓	2.5
Gregory C. Wilkins(3),(4)	2008 2007 Change	14,880 47,500 (32,620)	— — —	14,880 47,500 (32,620)	547,138	✓	N/A

(1)
The DSU Plan came into effect on July 1, 2003. Directors who are also employees of Barrick or any of its subsidiaries are not eligible to receive DSUs. Mr. Birchall was appointed Vice Chairman of Barrick on July 8, 2005. Since September 1, 2005, Mr. Birchall has not received DSUs as compensation; however additional DSUs are credited to the DSUs Mr. Birchall held prior to September 1, 2005 to reflect dividends paid on Barrick Common Shares.

(2)
The values of Barrick Common Shares and DSUs are based on the closing price of a Barrick Common Share on the New York Stock Exchange as at December 31, 2008 ($36.77).

(3)
Messrs. Birchall, Mulroney, Peter Munk and Wilkins receive compensation as officers or employees of Barrick and do not receive an annual retainer or other additional compensation for serving as directors.

(4)
Mr. Wilkins also held 230,601 RSUs and dividend equivalents as at December 31, 2008, with a value of $8,479,213 based on the closing price of Barrick Common Shares on the New York Stock Exchange for that day.

EQUITY COMPENSATION PLAN INFORMATION

        The following table provides information on the Company's equity compensation plans as of December 31, 2008 and March 1, 2009.

	Number of Shares Reserved to be Issued Upon Exercise of Outstanding Options (a)		Weighted Average Exercise Price of Outstanding Options (b)		Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in Column (b))
Equity Compensation Plans Approved by Shareholders(1)	as at December 31, 2008	as at March 1, 2009	as at December 31, 2008	as at March 1, 2009	as at December 31, 2008	as at March 1, 2009
Amended and Restated Stock Option Plan (2002)	4,643,058	4,409,008	$21.69	$20.92	6,068,562	6,068,562
Stock Option Plan (2004)	8,556,739	8,906,088	$30.80	$31.31	4,881,902	4,416,293

(1)
In addition, Barrick inherited the stock option plans of Placer Dome Inc., and Homestake Mining Company in connection with its acquisitions of those companies. As at December 31, 2008, 439,697 Barrick Common Shares were issuable upon exercise of outstanding options under the Placer Dome Inc. 1987 Stock Option Plan, with a weighted average exercise price of $16.46. As at March 1, 2009, 389,890 Barrick Common Shares were issuable upon exercise of outstanding options under the Placer Dome Inc. 1987 Stock Option Plan, with a weighted average exercise price of $16.43. As at December 31, 2008, 20,948 Barrick Common Shares were issuable upon the exercise of outstanding options under the Homestake Mining Company Stock Option Plan, with a weighted average exercise price of $10.88. As at March 1, 2009, 16,496 Barrick Common Shares were issuable upon the exercise of outstanding options under the Homestake Mining Company Stock Option Plan, with a weighted average exercise price of $9.42. Excluding Barrick Common Shares to be issued upon exercise of outstanding options, no Barrick Common Shares remain available for future issuance under the Placer Dome Inc. or Homestake Mining Company Stock Option Plan. Options granted under the Amended and Restated Stock Option Plan and the Placer Dome Inc. 1987 Stock Option Plan are priced in Canadian dollars. The weighted average exercise price of outstanding options as at March 1, 2009 is based on the Canadian dollar weighted average exercise price as of that date, converted to U.S. dollars using the Bank of Canada noon rate of exchange as at February 27, 2009. Options granted under the Stock Option Plan (2004) and the Homestake Mining Company Stock Option Plan are priced in U.S. dollars.

Stock Option Plans

        In 1996, shareholder and regulatory approval was obtained to implement Barrick's Amended and Restated Stock Option Plan (the "Amended and Restated Plan"). Barrick's shareholders authorized the issuance of up to 35,000,000 Barrick Common Shares under the Amended and Restated Plan. As of March 1, 2009, 19,046,930 Barrick Common Shares had been issued pursuant to options granted under the Amended and Restated Plan, representing 2.18% of the Company's outstanding capital as of that date. As of March 1, 2009, there were options outstanding to purchase an aggregate of 4,409,008 Barrick Common Shares under the Amended and Restated Plan, representing 0.50% of the Company's outstanding capital as of that date, taking into account options that have been exercised, forfeited or cancelled. Therefore, the number of Barrick Common Shares issued and issuable under the Amended and Restated Plan as of March 1, 2009, totaled 23,455,938 Barrick Common Shares, representing 2.69% of the Company's then outstanding capital. As of March 1, 2009, 6,068,562 stock options remained available for grant under the Amended and Restated Plan, representing 0.70% of the Company's then outstanding capital.

        In 2004, shareholder and regulatory approval was obtained to implement Barrick's Stock Option Plan (2004) (the "2004 Plan"). Barrick's Shareholders authorized the issuance of up to 16,000,000 Barrick Common Shares under the 2004 Plan. In 2007, shareholder and regulatory approval was obtained in respect of amendments to the 2004 Plan. As of March 1, 2009, 2,677,619 Barrick Common Shares had been issued pursuant to options granted under the 2004 Plan, representing 0.31% of the Company's outstanding capital as of that date. As of March 1, 2009, there were options outstanding to purchase an aggregate of 8,906,088 Barrick Common Shares under the 2004 Plan, representing 1.02% of the Company's outstanding capital as of that date, taking into account options that have been exercised, forfeited or cancelled. Therefore, the number of Barrick Common Shares issued and issuable under the 2004 Plan as of March 1, 2009 totaled 11,583,707 Barrick Common Shares, representing 1.33% of the Company's then outstanding capital. As of

March 1, 2009, 4,416,293 stock options remained available for grant under the 2004 Plan, representing 0.51% of the Company's then outstanding capital.

        The purpose of the Amended and Restated Plan and the 2004 Plan (collectively, the "Stock Option Plans") is to provide key employees of the Company and its subsidiaries and consultants compensation opportunities that will encourage share ownership and enhance the Company's ability to attract, retain and motivate key personnel and reward significant performance achievements. The Company's directors were eligible to receive options under the Amended and Restated Plan. The Company has not granted stock options to non-management directors since May 2003. Non-management directors are not eligible to participate in the 2004 Plan.

        Under each of the Stock Option Plans, the total number of Barrick Common Shares to be optioned to any optionee together with any Barrick Common Shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of the number of Barrick Common Shares outstanding at the date of the grant of the option. In addition, the 2004 Plan (a) limits the aggregate number of Barrick Common Shares issuable to insiders of the Company pursuant to options granted under the 2004 Plan or any other share compensation arrangement of the Company to not greater than 10% of the total issued and outstanding Barrick Common Shares and (b) limits the number of Barrick Common Shares issued to insiders in any one year period under options granted under the 2004 Plan or any other share compensation arrangement of the Company to not greater than 10% of the issued and outstanding Barrick Common Shares.

        A Committee of the Board of Directors administers the Stock Option Plans. All grants of options by the Committee under the Stock Option Plans are subject to the approval of the Board of Directors, and no option has any force or effect until such approval is obtained. The exercise price of each option granted under the Stock Option Plans is determined by the Committee. The exercise price of each option granted under the Amended and Restated Plan may not be less than the closing price of a Barrick Common Share on the Toronto Stock Exchange on the last trading day before the day the option is granted. The exercise price of each option granted under the 2004 Plan may not be less than the closing price of a Barrick Common Share on either the Toronto Stock Exchange or the New York Stock Exchange, as determined by the Committee, on the last trading day before the day the option is granted. Repricing of options is expressly prohibited under the 2004 Plan.

        Options granted under the Stock Option Plans are not assignable, except that in the event of an optionee's death, options may be exercised in accordance with their terms by appropriate legal representatives. Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death or termination of employment other than for cause, and in the case of the 2004 Plan, retirement. If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause but including termination by reason of the death of the optionee, then the option may be exercised within three months, in the case of options granted under the Amended and Restated Plan, or within six months, in the case of options granted under the 2004 Plan, of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such options at the date of the termination of employment or death of the optionee. However, under the Amended and Restated Plan, in the case of the optionee's death, the Committee may in its discretion extend the time in which the optionee's legal representative can exercise an option to a date that does not exceed the original expiration date of the option. In the case of the 2004 Plan, the Committee may in some of these cases accelerate the vesting of any unvested options or extend the time in which the optionee, or in the case of the optionee's death, the optionee's legal representative, can exercise an option to a date that does not exceed the earlier of the original expiration date of the option and three years from the termination of employment or death of the optionee, as the case may be.

        Options granted under the Amended and Restated Plan expire not later than ten years after the date of grant. Options granted under the 2004 Plan expire not later than seven years after the date of grant. However, under the 2004 Plan, the expiry date of any option outstanding under the 2004 Plan is extended in the event the option would otherwise expire during or within 10 business days following the period in which trading of securities of the Company by the option holder is restricted pursuant to (a) the Company's written policies (such as its Insider Trading Policy) or (b) a trading blackout imposed on the option holder by the Company, to the date that is the tenth business day following the date of expiry of such period (the "Blackout Period").

        The 2004 Plan permits the granting of options during a Blackout Period at an exercise price equal to the greater of (a) the market price of the Barrick Common Shares at the time of the grant, and (b) the market price of the Barrick Common Shares at the close of trading on the first business day following the expiry of the Blackout Period, provided that in no event shall any options granted during the Blackout Period be exercisable until after the exercise price has been fixed.

        Generally, options do not vest immediately. The Committee's practice under the Amended and Restated Plan has been to grant options having a term of ten years, vesting over a period of four years, and the Committee's practice under the 2004 Plan has been to grant options having a term of seven years, vesting over a period of four years. The Stock Option Plans contain standard provisions permitting accelerated vesting for executive officers and other members of management who are party to a change-in-control agreement with the Company in the event of a change-in-control of Barrick.

        The 2004 Plan provides that the Committee, subject to the approval of the Board of Directors, may determine performance measures to be met as a pre-condition to the granting or vesting of an option. These performance measures can be either for the Company as a whole or the individual. The Committee may consider one or more of the following performance measures: net income, cash flow, net asset value, production performance, production growth and reserve growth. Individual performance measures that the Committee may implement under the 2004 Plan will vary according to the individual's ability to affect business results.

        The Board of Directors may at any time terminate the Amended and Restated Plan and may amend such plan in such respects as the Board of Directors deems appropriate, subject to required regulatory or shareholder approval where required, provided that, any amendment or termination may not alter or impair in any materially adverse fashion any option previously granted to an optionee under the Amended and Restated Plan without the consent of the optionee. The Board of Directors may amend, suspend, discontinue or terminate the 2004 Plan and any outstanding option granted under such plan at any time without notice to or approval by the shareholders of the Company (provided that, in the case of any action taken in respect of an outstanding option, the optionee's consent to such action is required unless the Board of Directors determines that the action would not materially and adversely affect such optionee), for any purpose whatsoever, provided that all material amendments to the 2004 Plan shall require the prior approval of the shareholders of the Company. The 2004 Plan sets out a non-exhaustive list of the types of amendments that are not material that the Board of Directors is entitled to make without shareholder approval.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

        The Company does not grant loans to its directors or senior officers or their associates. The following table sets forth as at March 1, 2009, the outstanding indebtedness owed to the Company or its subsidiaries by any present and former directors, officers and employees of Barrick and its subsidiaries, including indebtedness in connection with the purchase of securities, other than "routine indebtedness" under applicable Canadian securities laws.

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding during 2008	Amount Outstanding as at March 1, 2009
Robert Mayne-Nicholls(1)	Corporation Loan	$381,787.20	$70,088.44
General Manager, Zaldivar Mine

(1)
The loan to Mr. Mayne-Nicholls was made in October 2007 and is not secured against Mr. Mayne-Nicholls' residence. The loan is to be repaid by Mr. Mayne-Nicholls through equal installments over 60 months, with no interest accruing.

DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

        During 2008, Barrick purchased insurance for the benefit of directors and officers of Barrick and its subsidiaries against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the Business Corporations Act (Ontario). The premium for such insurance was $1.9 million. The policy provided coverage to each director and officer of $150 million in the policy year.

        In accordance with the provisions of the Business Corporations Act (Ontario), Barrick's by-laws provide that Barrick will indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Company's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including amounts paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of the association with the Company or other entity if the individual acted honestly and in good faith with a view to the best interests of the Company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Company's request. If Barrick becomes liable under the terms of its by-laws, the insurance coverage will extend to its liability; however, each claim will be subject to a deductible of $2.5 million or $5 million, depending on the nature of the claim.

        During 2008, certain current and former officers were either indemnified by the Company or paid by the insurer under the Company's directors and officers insurance policy for costs incurred by them in their capacity as directors and officers of Barrick. Randall Oliphant (former Chief Executive Officer), John K. Carrington (former Chief Operating Officer), and Jamie C. Sokalsky (current Chief Financial Officer) and the Company were named as defendants in Wagner v. Barrick, a securities class action complaint filed in the U.S. District Court for the Southern District of New York in 2003. During 2008, $0.1 million was paid by the Company on behalf of Mr. Oliphant and $0.2 million was paid by the Company on behalf of Mr. Carrington in connection with their respective defense costs in this litigation. In addition, the Company has retained a law firm to act as common defense counsel for the Company and the three individual defendants; these defense costs are subject to coverage under the Company's directors and officers insurance policy and amounted to $7.7 million in 2008.

APPOINTMENT OF AUDITORS

        Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form in favour of the re-appointment of PricewaterhouseCoopers LLP as auditors of Barrick to hold office until the next annual meeting of shareholders and the authorization of the Board of Directors to fix their remuneration.

        For the year ended December 31, 2008, PricewaterhouseCoopers LLP were paid total fees of $7.9 million for audit services and total fees of $1.5 million for other services, comprised of $0.4 million for audit-related services, $0.1 million for non-audit related services, and $1.0 million for tax compliance and advisory services. All non-audit services to be provided by PricewaterhouseCoopers LLP are subject to pre-approval by the Audit Committee.

        The Board of Directors recommends that shareholders vote in favour of the appointment of PricewaterhouseCoopers LLP and the authorization of the Board of Directors to fix their remuneration.

AVAILABILITY OF DISCLOSURE DOCUMENTS

        Barrick will provide to any person or company, upon request to its Investor Relations Department, a copy of:

  (1)
  its 2008 Annual Report, including management's discussion and analysis of financial and operating results;

  (2)
  its latest Annual Information Form, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference;

  (3)
  its comparative financial statements for the year ended December 31, 2008, together with the report of its auditors thereon, and any interim financial statements filed subsequently; and

  (4)
  its Management Proxy Circular for its last Annual Meeting of Shareholders.

        These documents, as well as additional information relating to Barrick, are available on www.barrick.com and www.sedar.com. Financial information about Barrick is provided in the Company's comparative financial statements and management's discussion and analysis of financial and operating results for the year ended December 31, 2008, copies of which may be obtained by shareholders by contacting Barrick as set out below.

        Barrick's Investor Relations Department may be reached at:

  Toll-free number within Canada and the United States: 1-800-720-7415
  Telephone: (416) 861-9911
  Fax: (416) 861-0727
  Email: investor@barrick.com

  Brookfield Place, TD Canada Trust Tower
  Suite 3700, 161 Bay Street
  P.O. Box 212
  Toronto, Ontario M5J 2S1
  Canada

DIRECTORS' APPROVAL

        The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board of Directors. A copy of this Circular has been sent to each director, each shareholder entitled to notice of the Meeting and the auditors of the Company.

Toronto, Ontario, March 17, 2009.	By Order of the Board of Directors
Sybil E. Veenman Senior Vice-President, Assistant General Counsel and Secretary

SCHEDULE A

MANDATE OF THE BOARD OF DIRECTORS

Mandate

        The Board of Directors (the "Board") is responsible for the stewardship of Barrick Gold Corporation (the "Company") and for the supervision of the management of the business and affairs of the Company.

        Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Responsibilities

        The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board relies on senior officers to keep it apprised of all significant developments affecting the Company and its operations.

        The Board discharges its responsibilities directly and through delegation to its Committees.

        The Board's responsibilities shall include:

  Oversight of Management

  1.
  Through the Compensation Committee, adopting a succession planning process and participating in the selection, appointment, development, evaluation and compensation of the Chairman of the Board, the Chief Executive Officer ("CEO") and other senior officers.

  2.
  Through the actions of the Board and its individual directors and through Board's interaction with and expectations of senior officers, promoting a culture of integrity throughout the Company consistent with the Company's Code of Business Conduct and Ethics, taking appropriate steps to, to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Company, and that the CEO and other executive officers create a culture of integrity throughout the Company.

  3.
  Periodically reviewing and approving any significant changes to the Company's Code of Business Conduct and Ethics.

  4.
  Developing and approving position descriptions for each of the Chairman of the Board, CEO and the Chairperson of each Board Committee, and measuring the performance of those acting in such capacities against such position descriptions.

  Financial and Risk Matters

  5.
  Overseeing the reliability and integrity of accounting principles and practices followed by management, of the financial statements and other publicly reported financial information, and of the disclosure principles and practices followed by management.

  6.
  Overseeing the integrity of the Company's internal controls and management information systems by adopting appropriate internal and external audit and control systems.

  7.
  Reviewing and approving an annual operating budget for the Company and its subsidiaries on a consolidated basis and monitoring the Company's performance against such budget.

  8.
  Approving annual and, either directly or through the Audit Committee, quarterly financial statements and the release thereof by management.

A-1

  9.
  Reviewing and discussing with management the processes utilized by management with respect to risk assessment and risk management, including for the identification by management of the principal risks of the business of the Company, including financial risks, and the implementation by management of appropriate systems to deal with such risks.

  Business Strategy

  10.
  Adopting a strategic planning process pursuant to which management develops and proposes, and the Board reviews and approves, significant corporate strategies and objectives, taking into account the opportunities and risks of the business.

  11.
  Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company's business.

  12.
  Reviewing management's implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Company policies and accepted practices in the mining industry.

  Communications and Reporting

  13.
  Overseeing the Company's continuous disclosure program with a view to satisfying itself that material information is disseminated in a timely fashion.

  14.
  Periodically reviewing and approving any significant changes to the Company's Disclosure Policy.

  15.
  Adopting a process to enable shareholders to communicate directly with the Lead Director or with the Chairman of the Corporate Governance and Nominating Committee.

  Corporate Governance

  16.
  Overseeing the development of the Company's approach to corporate governance, including reviewing and approving changes to the Company's Corporate Governance Guidelines, which Guidelines shall set out the expectations of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

  17.
  Taking appropriate steps to remain informed about the Board's duties and responsibilities and about the business and operations of the Company.

  18.
  Ensuring that the Board receives from senior officers the information and input required to enable the Board to effectively perform its duties.

  19.
  Overseeing, through the Corporate Governance and Nominating Committee, the review of the effectiveness of the Board, its Committees and individual directors on an annual basis.

  Board Organization

  20.
  Establishing committees of the Board and delegating certain Board responsibilities to these committees, consistent with the Company's Corporate Governance Guidelines.

A-2

SCHEDULE B

SHAREHOLDER PROPOSAL

        The following shareholder proposal has been submitted for consideration at the Meeting by Northwest & Ethical Investments L.P., 800-1111 West Georgia Street, Vancouver, British Columbia V6E 4T6. The proposal and supporting statement are set out in italics below. The Board of Directors recommends that shareholders vote AGAINST this proposal for the reasons set out after the proposal.

Shareholder Proposal

        Whereas: In 2006, Barrick Gold released a set of Community Engagement and Sustainable Development Guidelines "to ensure that affected stakeholders gain net positive benefits from mine development" and "to acquire and maintain broad stakeholder support for the company's operations."

        Three years later, evidence indicates the policy is underperforming:

  •
  In Australia, the company's planned expansion of its Cowal mine has been halted by a successful court action filed by a member of the indigenous community.

  •
  In Tanzania, the North Mara mine has experienced riots, the most recent of which (December 2008) involved the death of a protester and caused $7 million in damages to the mine. The Bulyanhulu mine went through a 39 day strike in 2007, reducing the mine to 65% capacity.

  •
  In Chile, the indigenous Diaguita community of Huasco Alto has petitioned the Inter-American Commission on Human Rights on the infringement of their human rights by the proposed Pascua Lama mine.

  •
  In 2007, the Porgera mine in Papua New Guinea was forcibly closed by members of the Porgera landowner community, resulting in a complete shutdown of the mine for one week.

  •
  In Nevada, the Western Shoshone Te-Moak tribe has launched legal actions against the Cortez Hills expansion project. It appears that the community engagement efforts of the company have inflamed the majority of Western Shoshone living near the mine. The gap between company disclosures of the Cortez Hills project and the response of the communities closest to the mine suggests that an independent third party is required in order to accurately assess the performance of the Community Engagement Guidelines.

        The short list of projects referenced above represented 40% of the proved and probable gold reserves of the company as of December 31, 2008.

        The mining industry increasingly recognizes the need for companies to secure community support for operations. Absent such support, a company's 'social license to operate' can be revoked and operations can be interrupted if not truncated completely. Recently, several mining companies have hired independent third parties to assess the effectiveness of their corporate community engagement practices. For example, Newmont Mining has convened an external panel to review community engagement practices at five sites; Anglo American, BHP Billiton and Xstrata Coal convened a similar independent review of the community impacts of their Cerrejon coal project; and Goldcorp Inc. is currently undergoing an independently performed Human Rights Impact Assessment of its Guatemalan operations.

        Be it resolved: That the board of directors convene an independent third party with the mandate to review the company's community engagement practices and performance against the objectives of the existing Community Engagement and Sustainable Development Guidelines — focusing on the Cortez Hills mine site, and a selection of other sites to be determined on the basis of evidence of eroding community support. The independent third party would summarize both observations and recommendations, at a reasonable cost and omitting proprietary information, for a report to shareholders prior to the 2010 AGM.

        THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

        The Board of Directors appreciates the importance of strong relations with the local community. The Company's commitment to build trust, strengthen relations and share the benefits of mining with our host communities is part of our core operating philosophy. The community engagement policies and programs that the Company currently has in place constitute a robust framework for managing social risk and for providing tangible and substantial socio-economic benefits to the local communities in which we operate.

        The Company has already initiated an independent review encompassing a broad range of topics related to sustainable development, including community relations, as part of its membership obligations under the International Council on Mining and Metals. The scope of the review will expand in the second half of 2009 to cover additional areas, including compliance with corporate policies, the effectiveness of management systems and performance against key risks and opportunities. This independent review is being conducted by leading assurance experts and is expected to be completed in mid 2010. The additional separate independent review requested by the proposal would be duplicative of this effort in many respects.

        In addition, the suggestion that there is "evidence" of eroding community support as outlined in the shareholder proposal does not accurately represent the actual situation in the respective communities where we operate. On the contrary, the Company's programs and initiatives have engendered ongoing and substantial community support for Barrick's operations.

  •
  In Australia, the individual "member" of the indigenous community who recently filed a Court action relating to the expansion of the Cowal Mine has attempted to challenge the project by using vexatious litigation many times (some 12 separate actions) in the past. In each previous instance he has ultimately failed and the Company is appealing the most recent ruling. This individual is neither representative of the local indigenous community, with whom we have an excellent relationship, nor is he working in their best interests. Following the recent ruling, the New South Wales Government was petitioned by the local Bland Shire Council stating categorically that the Company had the "overwhelming support" of the community. Details of the constructive relationship the Company has with the local indigenous community near Cowal can be found under the corporate responsibility section of our website.

  •
  In Tanzania, the North Mara Mine is located in a particularly challenging environment, given the high levels of poverty, in-migration, and inter-clan violence, the proximity of the site to the Kenyan border and the legacy issues the Company inherited from its previous owners. It is incorrect to describe the incident that took place in December 2008 as a riot. In fact, a large group of people — many of them armed — illegally entered North Mara's open pit mining area where operations had exposed an area of relatively high grade gold ore. A small number of the intruders engaged in vandalism, which caused damage of $7 million. In spite of the security challenges and regular interference from non-residents, the Company continues to constructively engage and collaborate with members of the local community, their leadership and the Government authorities to manage the criminal activity affecting our operation with utmost respect for human rights and rule of law. At the Bulyanhulu mine, there was an (illegal) industrial labour action in 2007 which lasted three days (not 39 days) and resulted in the temporary reduction in capacity of our operation. The one-off incident was unrelated to the operation's level of community support, which remains high.

  •
  In Chile, our relationship with the indigenous Diaguita community of the Huasco Alto is exemplary and, in our view, validates the excellent work of the Company's community engagement team. The petition to the Inter-American Commission on Human Rights has not formally been made public so it is not possible to evaluate the substance of the complaint. However, we continue to work extensively with the Diaguita on a number of community projects which enhance their culture and traditions and the leader of the Diaguita community is a vocal supporter of the Company. For additional information relating to our relationship with the Diaguita see the corporate responsibility section of our website.

  •
  In Porgera, the mine stoppage in 2007 was the result of an isolated incident related to a specific group of landowners trying to advance their interests in an ongoing negotiation process. It was the first ever landowner-related mine interruption in almost twenty years of operations. The situation was resolved peacefully through constructive negotiations and dialogue and there have been no similar incidents since which, in our view, is one indication of the effectiveness of the community engagement programs in what is again a very complex social operating environment.

  •
  In Nevada, the Cortez Hills Project, approved by the U.S. Bureau of Land Management (BLM) in November 2008, has been thoroughly studied and scrutinized. Final approval came after several years of careful preparation, community consultation and active response to all meaningful public concerns. The Company is proud of its record of engagement with the local communities, including the array of unprecedented benefits flowing to the Western Shoshone communities throughout the region. The litigation at Cortez Hills is being pursued by small activist groups who assert ownership and control over the millions of acres of land in Nevada and California that were historically occupied by Western Shoshone and which aim to prevent mining on such lands. Such claims do not detract from the success we have had engaging with the majority of the local community in Nevada.

        While the Company's community engagement policies and programs are performing well, we acknowledge that there are always opportunities for improvement. Aside from implementing our Community Engagement and Sustainable Development Guidelines, the Company recently completed a new Community Relations Strategy which will further guide and improve the community programs into the future. The Company also has plans in place to further strengthen its capacity on the ground, using both internal and external specialists, with a focus on the early stage of the project cycle when long-term challenges with community relations can most easily be averted.

        The Company has already engaged extensively with the submitting shareholder group related to this proposal and we hope to continue this constructive dialogue as we implement our community programs and continue to build positive relations with all our stakeholders.

QuickLinks

  EXHIBIT 99.1
Table of Contents
Notice of Annual Meeting of Shareholders
MANAGEMENT PROXY CIRCULAR
GENERAL INFORMATION
VOTING INFORMATION
ELECTION OF DIRECTORS
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
EXECUTIVE COMPENSATION
COMPENSATION OF DIRECTORS
EQUITY COMPENSATION PLAN INFORMATION
INDEBTEDNESS OF DIRECTORS AND OFFICERS
DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION
APPOINTMENT OF AUDITORS
AVAILABILITY OF DISCLOSURE DOCUMENTS
DIRECTORS' APPROVAL
SCHEDULE A MANDATE OF THE BOARD OF DIRECTORS
SCHEDULE B SHAREHOLDER PROPOSAL